SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2019

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Juscelino Kubitschek 1830 |03º andar| Conj. 32 Torre 2 - Cond. São Luiz
São Paulo, SP, 04543-000
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

Gafisa S.A.

Quarterly information

September 30, 2019

(A free translation of the original report in Portuguese as published in
Brazil containing Quarterly Information (ITR) prepared in
accordance with the accounting practices adopted in Brazil)

Company data
Capital Composition	2
Individual financial statements
Balance sheet - Assets	3
Balance sheet - Liabilities	4
Statement of income	5
Statement of comprehensive income (loss)	6
Statement of cash flow	7
Statements of changes in equity
01/01/2019 to 09/30/2019	8
01/01/2018 to 09/30/2018	9
Statement of value added	10
Consolidated financial statements
Balance sheet - Assets	11
Balance sheet - Liabilities	12
Statement of income	13
Statement of comprehensive income (loss)	14
Statement of cash flow	15
Statements of changes in equity
01/01/2019 to 09/30/2019	16
01/01/2018 to 09/30/2018	17
Statement of value added	18
Comments on performance	19
Notes to the quartely information	36
Other information deemed relevant by the Company	71
Reports and statements
Report on review of interim financial information	74
Management statement of interim financial information	78
Management statement on the report on review of interim financial information	79

COMPANY DATA / CAPITAL COMPOSITION

Number of Shares	CURRENT QUARTER
(in thousands)	09/30/2019
Paid-in Capital
Common	71,032
Preferred	-
Total	71,032
Treasury shares
Common	3,127
Preferred	-
Total	3,127

INDIVIDUAL FINANCIAL STATEMENTS - BALANCE SHEET - ASSETS (in thousands of Brazilian Reais)

CODE	DESCRIPTION	CURRENT QUARTER 09/30/2019	PRIOR YEAR 12/31/2018
1	Total assets	3,293,583	3,219,767
1.01	Current assets	1,476,959	1,367,727
1.01.01	Cash and cash equivalents	4,112	29,180
1.01.01.01	Cash and banks	4,112	8,282
1.01.01.03	Cash equivalents	0	20,898
1.01.02	Short-term investments	380,147	102,827
1.01.02.01	Fair value of short-term investments	380,147	102,827
1.01.03	Accounts receivable	340,260	391,557
1.01.03.01	Trade accounts receivable	340,260	391,557
1.01.03.01.01	Receivables from clients of developments	327,032	376,211
1.01.03.01.02	Receivables from clients of construction and services rendered	13,228	15,346
1.01.04	Inventory	637,860	705,123
1.01.04.01	Properties for sale	637,860	705,123
1.01.07	Prepaid expenses	1,506	2,183
1.01.07.01	Prepaid expenses and others	1,506	2,183
1.01.08	Other current assets	113,074	136,857
1.01.08.01	Non-current assets held for sale	35,376	74,842
1.01.08.03	Other	77,698	62,015
1.01.08.03.01	Other assets	54,326	35,396
1.01.08.03.03	Receivables from related parties	23,372	26,619
1.02	Non-current assets	1,816,624	1,852,040
1.02.01	Non-current assets	392,046	416,241
1.02.01.04	Accounts receivable	104,818	155,421
1.02.01.04.01	Receivables from clients of developments	104,818	155,421
1.02.01.05	Inventory	145,362	139,804
1.02.01.05.01	Properties for sale	145,362	139,804
1.02.01.10	Others non current assets	141,866	121,016
1.02.01.10.03	Other assets	109,793	92,607
1.02.01.10.04	Receivables from related parties	32,073	28,409
1.02.02	Investments	1,402,587	1,407,516
1.02.02.01	Investments	1,402,587	1,407,516
1.02.03	Property and equipment	14,057	17,284
1.02.03.01	Operating property and equipment	14,057	17,284
1.02.04	Intangible assets	7,934	10,999
1.02.04.01	Intangible assets	7,934	10,999

INDIVIDUAL FINANCIAL STATEMENTS - BALANCE SHEET - LIABILITIES AND EQUITY (in thousands of Brazilian Reais)

CODE	DESCRIPTION	CURRENT QUARTER 09/30/2019	PRIOR YEAR 12/31/2018
2	Total liabilities	3,293,583	3,219,767
2.01	Current liabilities	2,006,288	1,819,565
2.01.01	Social and labor obligations	4,730	6,128
2.01.01.02	Labor obligations	4,730	6,128
2.01.02	Suppliers	113,494	116,948
2.01.03	Tax obligations	54,401	45,667
2.01.03.01	Federal tax obligations	54,401	45,667
2.01.04	Loans and financing	509,407	315,702
2.01.04.01	Loans and financing	329,984	252,919
2.01.04.01.01	Loans and financing in local currency	329,984	252,919
2.01.04.02	Debentures	179,423	62,783
2.01.05	Other obligations	1,147,918	1,196,919
2.01.05.01	Payables to related parties	943,545	939,603
2.01.05.02	Other	204,373	257,316
2.01.05.02.04	Obligations related to purchases of properties and advances from customers	74,312	82,264
2.01.05.02.06	Other payables	111,592	156,498
2.01.05.02.07	Obligations assumed on the assignment of receivables	18,469	18,554
2.01.06	Provisions	176,338	138,201
2.01.06.01	Tax, labor and civil lawsuits	176,338	138,201
2.01.06.01.01	Tax lawsuits	581	637
2.01.06.01.02	Labor lawsuits	17,993	20,729
2.01.06.01.04	Civil lawsuits	157,764	116,835
2.02	Non-current liabilities	507,136	908,885
2.02.01	Loans and financing	206,637	510,563
2.02.01.01	Loans and financing	141,789	307,680
2.02.01.01.01	Loans and financing in local currency	141,789	307,680
2.02.01.02	Debentures	64,848	202,883
2.02.02	Other liabilities	140,563	196,087
2.02.02.02	Other	140,563	196,087
2.02.02.02.03	Obligations related to purchase of properties and advances from customers	108,780	151,835
2.02.02.02.04	Other liabilities	7,096	18,162
2.02.02.02.06	Obligations assumed on the assignment of receivables	24,687	26,090
2.02.03	Deferred taxes	49,372	49,372
2.02.03.01	Deferred income tax and social contribution	49,372	49,372
2.02.04	Provisions	110,564	152,863
2.02.04.01	Tax, labor and civil lawsuits	110,564	152,863
2.02.04.01.01	Tax lawsuits	1,261	-
2.02.04.01.02	Tax and labor lawsuits	36,747	34,404
2.02.04.01.04	Civil lawsuits	72,556	118,459
2.03	Equity	780,159	491,317
2.03.01	Capital	2,653,584	2,521,319
2.03.02	Capital reserves	498,991	278,401
2.03.02.05	Treasury shares	(45,641)	(58,950)
2.03.02.06	Advance for Future Capital Increase	206,927	-
2.03.02.07	Constitution of capital reserve	250,599	250,599
2.03.02.09	Reserve for granting of stock options	87,106	86,752
2.03.05	Retained earnings/accumulated losses	(2,372,416)	(2,308,403)

INDIVIDUAL FINANCIAL STATEMENTS - INCOME - (in thousands of Brazilian Reais)
CODE	DESCRIPTION	CURRENT QUARTER 07/01/2019 to 09/30/2019	YEAR TO DATE 01/01/2019 to 09/30/2019	SAME QUARTER OF PREVIOUS YEAR 07/01/2018 to 09/30/2018	PREVIOUS YEAR TO DATE 01/01/2018 to 09/30/2018
3.01	Gross sales and/or services	69,329	235,665	211,227	664,128
3.01.01	Revenue from real estate development	75,946	257,393	232,999	730,679
3.01.03	Taxes on real estate sales and services	(6,617)	(21,728)	(21,772)	(66,551)
3.02	Cost of sales and/or services	(41,009)	(162,614)	(176,824)	(495,846)
3.02.01	Cost of real estate development	(41,009)	(162,614)	(176,824)	(495,846)
3.03	Gross profit	28,320	73,051	34,403	168,282
3.04	Operating expenses/income	(7,206)	(86,612)	(40,865)	(212,911)
3.04.01	Selling expenses	(1,633)	(9,585)	(18,243)	(63,105)
3.04.02	General and administrative expenses	(11,053)	(26,136)	(19,828)	(50,706)
3.04.05	Other operating expenses	(2,670)	(55,877)	(22,885)	(57,155)
3.04.05.01	Depreciation and amortization	(2,848)	(10,625)	(6,122)	(14,550)
3.04.05.02	Other operating expenses	178	(45,252)	(16,763)	(42,605)
3.04.06	Income from equity method investments	8,150	4,986	20,091	(41,945)
3.05	Income (loss) before financial results and income taxes	21,114	(13,561)	(6,462)	(44,629)
3.06	Financial	(22,782)	(47,185)	(19,752)	(60,060)
3.06.01	Financial income	3,078	11,462	5,755	14,687
3.06.02	Financial expenses	(25,860)	(58,647)	(25,507)	(74,747)
3.07	Income before income taxes	(1,668)	(60,746)	(26,214)	(104,689)
3.09	Income (loss) from continuing operations	(1,668)	(60,746)	(26,214)	(104,689)
3.11	Income (loss) for the period	(1,668)	(60,746)	(26,214)	(104,689)
3.99	Earnings per share – (Reais / Share)	-	-	-	-
3.99.01	Basic earnings per share	-	-	-	-
3.99.01.01	ON	(0.03189)	(1.16151)	(0.62848)	(2.50993)
3.99.02	Diluted earnings per share	-	-	-	-
3.99.02.01	ON	(0.03189)	(1.16151)	(0.62848)	(2.50993)

INDIVIDUAL FINANCIAL STATEMENTS - COMPREHENSIVE INCOME (LOSS) - (in thousands of Brazilian Reais)
CODE	DESCRIPTION	CURRENT QUARTER 07/01/2019 to 09/30/2019	YEAR TO DATE 01/01/2019 to 09/30/2019	SAME QUARTER OF PREVIOUS YEAR 07/01/2018 to 09/30/2018	PREVIOUS YEAR TO DATE 01/01/2018 to 09/30/2018
4.01	Income (loss) for the period	(1,668)	(60,746)	(26,214)	(104,689)
4.03	Comprehensive income (loss) for the period	(1,668)	(60,746)	(26,214)	(104,689)

INDIVIDUAL FINANCIAL STATEMENTS - CASH FLOW - INDIRECT METHOD - (in thousands of Brazilian Reais)
CODE	DESCRIPTION	YEAR TO DATE 01/01/2019 to 09/30/2019	PREVIOUS YEAR TO DATE 01/01/2018 to 09/30/2018
6.01	Net cash from operating activities	32,500	(66,472)
6.01.01	Cash generated from operations	(59,275)	(39,918)
6.01.01.01	Income (loss) before income and social contribution taxes	(60,746)	(104,688)
6.01.01.02	Income from equity method investments	(4,986)	12,595
6.01.01.03	Stock option expenses	(2,698)	1,912
6.01.01.04	Unrealized interest and finance charges, net	1,902	5,474
6.01.01.05	Financial instruments	-	(763)
6.01.01.06	Depreciation and amortization	10,625	14,550
6.01.01.07	Provision for legal claims	45,378	44,641
6.01.01.08	Provision for profit sharing	500	3,795
6.01.01.09	Warranty provision	(3,918)	(3,656)
6.01.01.11	Allowance for doubtful accounts	(17,116)	(4,121)
6.01.01.12	Provision for realization of non-financial assets - properties for sale	(28,222)	(10,119)
6.01.01.13	Provision for penalties due to delay in construction works	754	-
6.01.01.15	Inventory write-off / Acquisition	(748)	462
6.01.02	Variations in assets and liabilities	91,775	(26,554)
6.01.02.01	Trade accounts receivable	117,528	(150,711)
6.01.02.02	Properties for sale	129,393	171,766
6.01.02.03	Other accounts receivable	(32,574)	(16,293)
6.01.02.04	Prepaid expenses	677	2,302
6.01.02.05	Obligations related to purchases of properties and advances from customers	(51,007)	(12,566)
6.01.02.06	Taxes and contributions	8,734	13,673
6.01.02.07	Suppliers	(13,126)	6,708
6.01.02.08	Salaries and charges payable	(1,898)	2,537
6.01.02.09	Transactions with related parties	4,763	(12,826)
6.01.02.10	Other obligations	(70,715)	(31,144)
6.02	Net cash from investment activities	(281,653)	(95,356)
6.02.01	Purchases of property and equipment and intangible assets	(4,333)	(16,483)
6.02.02	Increase in investments	-	(6,988)
6.02.03	Redemption of short-term investments	34,040	828,039
6.02.04	Purchase of short-term investments	(311,360)	(899,924)
6.03	Net cash from financing activities	224,086	158,279
6.03.01	Capital increase	132,266	167
6.03.02	Increase in loans, financing and debentures	81,163	339,201
6.03.03	Payment of loans, financing and debentures	(193,285)	(431,560)
6.03.06	Loan transactions with related parties	(10,117)	(843)
6.03.08	Disposal of treasury shares	7,132	715
6.03.12	Subscription and payment of common shares	206,927	250,599
6.05	Net increase (decrease) of cash and cash equivalents	(25,067)	(3,549)
6.05.01	Cash and cash equivalents at the beginning of the period	29,179	7,461
6.05.02	Cash and cash equivalents at the end of the period	4,112	3,912

INDIVIDUAL STATEMENT OF CHANGES IN EQUITY FROM 01/01/2019 TO 09/30/2019 (in thousands of Brazilian reais)
CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings	Other comprehensive income	Total Equity
5.01	Opening balance	2,521,319	278,401	-	(2,308,403)	-	491,317
5.03	Opening adjusted balance	2,521,319	278,401	-	(2,308,403)	-	491,317
5.04	Capital transactions with shareholders	132,265	220.590	-	(3,267)	-	349,588
5.04.01	Capital increase	132,265	-	-	-	-	132,265
5.04.03	Stock option plan	-	355	-	-	-	355
5.04.05	Treasury shares sold	-	141	-	7	-	148
5.04.08	Treasury shares cancelled	-	5,747	-	(5,747)	-	-
5.04.09	Treasury shares reissued	-	(20,671)	-	20,671	-	-
5.04.10	Share repurchase program	-	28,091	-	(18,198)	-	9,893
5.04.11	Advance for Future Capital Increase	-	206,927		-	-	206,927
5.05	Total of comprehensive income (loss)	-	-	-	(60,746)	-	(60,746)
5.05.01	Net income (loss) for the period	-	-	-	(60,746)	-	(60,746)
5.07	Closing balance	2,653,584	498,991	-	(2,372,416)	-	780,159

INDIVIDUAL STATEMENT OF CHANGES IN EQUITY FROM 01/01/2018 TO 09/30/2018 (in thousands of Brazilian reais)
CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings	Other comprehensive income	Total Equity
5.01	Opening balance	2,521,152	56,359	-	(1,866,289)	-	711,222
5.03	Opening adjusted balance	2,521,152	56,359	-	(1,866,289)	-	711,222
5.04	Capital transactions with shareholders	167	255,224	-	(1,318)	-	254,073
5.04.01	Capital increase	167	250,599	-	-	-	250,766
5.04.03	Stock option plan	-	2,592	-	-	-	2,592
5.04.05	Treasury shares sold	-	2,033	-	(1,318)	-	715
5.05	Total comprehensive income (loss)	-	-	-	(104,689)	-	(104,689)
5.05.01	Net income (loss) for the period	-	-	-	(104,689)	-	(104,689)
5.07	Closing balance	2,521,319	311,583	-	(1,972,296)	-	860,606

INDIVIDUAL STATEMENT OF VALUE ADDED (in thousands of Brazilian Reais)
CODE	DESCRIPTION	YEAR TO DATE 01/01/2019 to 09/30/2019	PREVIOUS YEAR TO DATE 01/01/2018 to 09/30/2018
7.01	Revenue	257,393	730,679
7.01.01	Real estate development, sales and services	240,277	726,559
7.01.04	Allowance for doubtful accounts	17,116	4,120
7.02	Inputs acquired from third parties	(191,772)	(501,213)
7.02.01	Cost of sales and/or service	(140,857)	(410,208)
7.02.02	Materials, energy, outsourced labor and other	(50,915)	(91,005)
7.03	Gross value added	65,621	229,466
7.04	Retentions	(10,625)	(14,550)
7.04.01	Depreciation and amortization	(10,625)	(14,550)
7.05	Net value added produced by the Company	54,996	214,915
7.06	Added value received through transfer	16,448	(27,258)
7.06.01	Income from equity method investments	4,986	(41,945)
7.06.02	Financial income	11,462	14,687
7.07	Total value added to be distributed	71,444	187,657
7.08	Value added distribution	71,444	187,657
7.08.01	Personnel and payroll charges	22,139	51,597
7.08.01.01	Direct remuneration	22,139	51,597
7.08.02	Taxes and contributions	26,971	76,694
7.08.02.01	Federal	26,971	76,694
7.08.03	Compensation – Interest	83,080	164,054
7.08.03.01	Interest	80,404	160,383
7.08.03.02	Rent	2,676	3,671
7.08.04	Compensation – Company capital	(60,746)	(104,688)
7.08.04.03	Net income (retained losses)	(60,746)	(104,688)

CONSOLIDATED FINANCIAL STATEMENTS - BALANCE SHEET - ASSETS (in thousands of Brazilian Reais)

CODE	DESCRIPTION	CURRENT QUARTER 09/30/2019	PRIOR YEAR 12/31/2018
1	Total assets	2,566,198	2,526,280
1.01	Current assets	1,785,057	1,683,371
1.01.01	Cash and cash equivalents	12,819	32,304
1.01.01.01	Cash and banks	12,819	11,406
1.01.01.03	Cash equivalents	-	20,898
1.01.02	Short-term investments	381,397	104,856
1.01.02.01	Fair value of short-term investments	381,397	104,856
1.01.03	Accounts receivable	409,212	467,992
1.01.03.01	Trade accounts receivable	409,212	467,992
1.01.03.01.01	Receivables from clients of developments	395,840	442,877
1.01.03.01.02	Receivables from clients of construction and services rendered	13,372	25,115
1.01.04	Inventory	820,892	890,460
1.01.04.01	Properties for sale	820,892	890,460
1.01.07	Prepaid expenses	2,159	2,668
1.01.07.01	Prepaid expenses and other	2,159	2,668
1.01.08	Other current assets	158,578	185,091
1.01.08.01	Non-current assets for sale	38,681	78,148
1.01.08.03	Other	119,897	106,943
1.01.08.03.01	Other accounts receivable and other	64,366	42,283
1.01.08.03.03	Receivables from related parties	55,531	64,660
1.02	Non-current assets	781,141	842,909
1.02.01	Non-current assets	455,950	496,561
1.02.01.04	Accounts receivable	119,765	174,017
1.02.01.04.01	Receivables from clients of developments	119,765	174,017
1.02.01.05	Inventory	190,953	198,941
1.02.01.05.01	Properties for sale	190,953	198,941
1.02.01.10	Other non-current assets	145,232	123,603
1.02.01.10.03	Other assets	113,159	95,194
1.02.01.10.04	Receivables from related parties	32,073	28,409
1.02.02	Investments	300,726	314,505
1.02.02.01	Interest in associates and affiliates	300,726	314,505
1.02.03	Property and equipment	15,939	20,073
1.02.03.01	Operation property and equipment	15,939	20,073
1.02.04	Intangible assets	8,526	11,770
1.02.04.01	Intangible assets	8,526	11,770

CONSOLIDATED FINANCIAL STATEMENTS - BALANCE SHEET - LIABILITIES AND EQUITY (in thousands of Brazilian Reais)
CODE	DESCRIPTION	CURRENT QUARTER 09/30/2019	PRIOR YEAR 12/31/2018
2	Total liabilities	2,566,198	2,526,280
2.01	Current liabilities	1,231,944	1,039,015
2.01.01	Social and labor obligations	4,914	6,780
2.01.01.02	Labor obligations	4,914	6,780
2.01.02	Suppliers	129,825	119,847
2.01.03	Tax obligations	64,886	57,276
2.01.03.01	Federal tax obligations	64,886	57,276
2.01.04	Loans and financing	544,189	348,395
2.01.04.01	Loans and financing	364,766	285,612
2.01.04.01.01	In local currency	364,766	285,612
2.01.04.02	Debentures	179,423	62,783
2.01.05	Other obligations	308,449	368,516
2.01.05.01	Payables to related parties	48,759	56,164
2.01.05.02	Other	259,690	312,352
2.01.05.02.04	Obligations related to purchases of properties and advances from customers	105,823	113,355
2.01.05.02.06	Other payables	129,049	173,951
2.01.05.02.07	Obligations assumed on the assignment of receivables	24,818	25,046
2.01.06	Provisions	179,681	138,201
2.01.06.01	Tax, labor and civil lawsuits	179,681	138,201
2.01.06.01.01	Tax lawsuits	581	637
2.01.06.01.02	Labor lawsuits	20,969	20,729
2.01.06.01.04	Civil lawsuits	158,131	116,835
2.02	Non-current liabilities	552,180	994,074
2.02.01	Loans and financing	206,637	541,018
2.02.01.01	Loans and financing	141,789	338,135
2.02.01.01.01	Loans and financing in local currency	141,789	338,135
2.02.01.02	Debentures	64,848	202,883
2.02.02	Other obligations	185,607	248,076
2.02.02.02	Other	185,607	248,076
2.02.02.02.03	Obligations related of purchases of properties and advances from customers	147,147	196,076
2.02.02.02.04	Other payables	8,291	19,860
2.02.02.02.06	Obligations assumed on the assignment of receivables	30,169	32,140
2.02.03	Deferred taxes	49,372	49,372
2.02.03.01	Deferred income tax and social contribution	49,372	49,372
2.02.04	Provisions	110,564	155,608
2.02.04.01	Tax, labor and civil lawsuits	110,564	155,608
2.02.04.01.01	Tax lawsuits	1,261	-
2.02.04.01.02	Labor lawsuits	36,747	36,961
2.02.04.01.04	Civil lawsuits	72,556	118,647
2.03	Equity	782,074	493,191
2.03.01	Capital	2,653,584	2,521,319
2.03.02	Capital reserves	498,991	278,401
2.03.02.05	Treasury shares	(45,641)	(58,950)
2.03.02.06	Advance for Future Capital Increase	206,927	-
2.03.02.07	Constitution of capital reserve	250,599	250,599
2.03.02.09	Reserve for granting of stock options	87,106	86,752
2.03.05	Retained earnings/accumulated losses	(2,372,416)	(2,308,403)
2.03.09	Non-controlling interest	1,915	1,874

CONSOLIDATED FINANCIAL STATEMENTS - INCOME - (in thousands of Brazilian Reais)
CODE	DESCRIPTION	CUURENT QUARTER 07/01/2019 to 09/30/2019	YEAR TO DATE 01/01/2019 to 09/30/2019	SAME QUARTER OF PREVIOUS YEAR 07/01/2018 to 09/30/2018	PREVIOUS YEAR TO DATE 01/01/2018 to 09/30/2018
3.01	Gross sales and/or services	89,212	284,292	237,180	753,058
3.01.01	Revenue from real estate development	96,438	307,534	260,105	824,056
3.01.03	Taxes on real estate sales and services	(7,226)	(23,242)	(22,925)	(70,998)
3.02	Cost of sales and/or services	(51,108)	(202,770)	(177,423)	(590,806)
3.02.01	Cost of real estate development	(51,108)	(202,770)	(177,423)	(590,806)
3.03	Gross profit	38,104	81,522	59,757	162,252
3.04	Operating expenses/income	(15,322)	(98,950)	(66,822)	(208,317)
3.04.01	Selling expenses	(2,170)	(11,683)	(20,653)	(73,042)
3.04.02	General and administrative expenses	(12,678)	(31,918)	(22,300)	(61,841)
3.04.05	Other operating expenses	(3.054)	(57,438)	(23,971)	(63,020)
3.04.05.01	Depreciation and amortization	(3,223)	(11,739)	(6,393)	(15,518)
3.04.05.02	Other operating expenses	169	(45,699)	(17,578)	(47,502)
3.04.06	Income from equity method investments	305	2,089	102	(10,414)
3.05	Income (loss) before financial results and income taxes	20,507	(17,428)	(7,065)	(46,065)
3.06	Financial	(21,548)	(41,976)	(19,179)	(58,211)
3.06.01	Financial income	3,229	11,963	6,130	15,211
3.06.02	Financial expenses	(24,777)	(53,939)	(25,309)	(73,422)
3.07	Income before income taxes	(1,041)	(59,404)	(26,244)	(104,276)
3.08	Income and social contribution taxes	(508)	(1,221)	(670)	(2,334)
3.08.01	Current	(508)	(1,221)	(670)	(2,334)
3.09	Income (loss) from continuing operations	(1,549)	(60,625)	(26,914)	(106,610)
3.11	Income (loss) for the period	(1,549)	(60,625)	(26,914)	(106,610)
3.11.01	Income (loss) attributable to the Company	(1,668)	(60,746)	(26,214)	(104,689)
3.11.02	Net income attributable to non-controlling interests	119	121	(700)	(1,921)
3.99	Earnings per Share – (Reais / Share)	-	-	-	-
3.99.01	Basic earnings per share	-	-	-	-
3.99.01.01	ON	(0.03189)	(1.16151)	(0.71913)	(2.08896)
3.99.02	Diluted earnings per share	-	-	-	-
3.99.02.01	ON	(0.03189)	(1.16151)	(0.71913)	(2.08896)

CONSOLIDATED FINANCIAL STATEMENTS - COMPREHENSIVE INCOME (LOSS) - (in thousands of Brazilian Reais)

CODE	DESCRIPTION	CURRENT QUARTER 07/01/2019 to 09/30/2019	YEAR TO DATE 01/01/2019 to 09/30/2019	SAME QUARTER OF PREVIOUS YEAR 07/01/2018 to 09/30/2018	PREVIOUS YEAR TO DATE 01/01/2018 to 09/30/2018
4.01	Consolidated income (loss) for the period	(1,549)	(60,625)	(26,914)	(106,610)
4.03	Consolidated comprehensive income (loss) for the period	(1,549)	(60,625)	(26,914)	(106,610)
4.03.01	Income (loss) attributable to the Company	(1,668)	(60,746)	(26,214)	(104,689)
4.03.02	Net income attributable to the non-controlling interests	119	121	(700)	(1,921)

CONSOLIDATED FINANCIAL STATEMENTS - CASH FLOWS - INDIRECT METHOD - (in thousands of Brazilian Reais)
CODE	DESCRIPTION	YEAR TO DATE 01/01/2019 to 09/30/2019	PREVIOUS YEAR TO DATE 01/01/2018 to 09/30/2018
6.01	Net cash from operating activities	68,098	(26.940)
6.01.01	Cash generated in the operations	(47,507)	(65.654)
6.01.01.01	Income (loss) before income and social contribution taxes	(59,404)	(104.275)
6.01.01.02	Income from equity method investments	(2,089)	10.413
6.01.01.03	Stock option expenses	(2,698)	1.912
6.01.01.04	Unrealized interest and finance charges, net	4,302	10.229
6.01.01.05	Financial instruments	0	(764)
6.01.01.06	Depreciation and amortization	11,739	15.518
6.01.01.07	Provision for legal claims	45,885	44.764
6.01.01.08	Provision for profit sharing	500	3.795
6.01.01.09	Warranty provision	(3,918)	(3.656)
6.01.01.11	Allowance for doubtful accounts	(17,116)	(4.121)
6.01.01.12	Provision for realization of non-financial assets - properties for sale	(28,221)	(39,649)
6.01.01.13	Provision for penalties due to delay in construction works	754	-
6.01.01.14	Inventory write off / Ownership acquisition	2,759	-
6.01.02	Variations in assets and liabilities	115,605	38,714
6.01.02.01	Trade accounts receivable	127,949	(117,062)
6.01.02.02	Properties for sale	145,244	174,195
6.01.02.03	Other accounts receivable	(35,981)	(9,365)
6.01.02.04	Prepaid expenses	509	2,351
6.01.02.05	Obligations for purchases of properties and advance from customers	(56,461)	44,399
6.01.02.06	Taxes and contributions	7,610	10,392
6.01.02.07	Suppliers	(2,189)	8,530
6.01.02.08	Salaries and charges payable	(2,366)	3,080
6.01.02.09	Transactions with related parties	26,045	(12,442)
6.01.02.10	Other obligations	(93,534)	(63,030)
6.01.02.11	Income tax and social contribution payable	(1,221)	(2,334)
6.02	Net cash from investment activities	(280,902)	(89,511)
6.02.01	Purchases of property, equipment and intangible assets	(4,361)	(17,943)
6.02.02	Increase in investments	0	(3,988)
6.02.03	Redemption of short-term investments	50,445	882,542
6.02.04	Purchase of short-term investments	(326,986)	(950,122)
6.03	Net cash from financing activities	193.319	95.855
6.03.01	Capital increase	132.266	167
6.03.02	Increase in loans, financing and debentures	89.672	377.841
6.03.03	Payment of loans, financing and debentures	(232.561)	(532.624)
6.03.06	Loan transactions with related parties	(10.117)	(843)
6.03.08	Disposal of treasury shares	7,132	715
6.03.12	Subscription and payment of common shares	206,927	250,599
6.05	Net increase (decrease) in cash and cash equivalents	(19,485)	(20,596)
6.05.01	Cash and cash equivalents at the beginning of the period	32,304	28,527
6.05.02	Cash and cash equivalents at the end of the period	12,819	7,931

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FROM 01/01/2019 TO 09/30/2019 (in thousands of Brazilian reais)
CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings	Other comprehensive income	Total Shareholders’ equity	Non controlling interest	Total equity Consolidated
5.01	Opening balance	2,521,319	278,401	-	(2,308,403)	-	491,317	1,847	493,191
5.03	Opening adjusted balance	2,521,319	278,401	-	(2,308,403)	-	491,317	1,847	493,191
5.04	Capital transactions with shareholders	132,265	220,590	-	(3,267)	-	349,588	-	349,588
5.04.01	Capital increase	132,265	-	-	-	-	132,265	-	132,265
5.04.03	Stock option plan	-	355	-	-	-	355	-	355
5.04.05	Treasury shares sold	-	141	-	7	-	148	-	148
5.04.08	Treasury shares cancelled	-	5,747	-	(5,747)	-	-	-	-
5.04.09	Treasury shares reissued	-	(20,671)	-	20,671	-	-	-	-
5.04.10	Share repurchase program	-	28,091	-	(18,198)	-	9,893	-	9,893
5.04.11	Advance for Future Capital Increase		206,927	-	-	-	206,927	-	206,927
5.05	Total of comprehensive income (loss)	-	-	-	(60,746)	-	(60,746)	121	(60,625)
5.05.01	Net income (loss) for the period	-	-	-	(60,746)	-	(60,746)	121	(60,625)
5.06	Reserves	-	-	-	-	-	-	(80)	(80)
5.06.01	Constitution of reserves	-	-	-	-	-	-	(80)	(80)
5.07	Closing balance	2,653,584	498,991	-	(2,372,416)	-	780,159	1,915	782,074

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FROM 01/01/2018 TO 09/30/2018 (in thousands of Brazilian reais)
CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings	Other comprehensive income	Total Shareholders’ equity	Non controlling interest	Total equity Consolidated
5.01	Opening balance	2,521,152	56,359	-	(1,866,289)	-	711,222	3,847	715,069
5.03	Opening adjusted balance	2,521,152	56,359	-	(1,866,289)	-	711,222	3,847	715,069
5.04	Capital transactions with shareholders	167	255,224	-	(1,318)	-	254,073	-	254,073
5.04.01	Capital increase	167	250,599	-	-	-	250,766	-	250,766
5.04.03	Stock option plan	-	2,592	-	-	-	2,592	-	2,592
5.04.05	Treasury shares sold	-	2,033	-	(1,318)	-	715	-	715
5.05	Total comprehensive income (loss)	-	-	-	(104,689)	-	(104,689)	(1,921)	(106,610)
5.05.01	Net income (loss) for the period	-	-	-	(104,689)	-	(104,689)	(1,921)	(106,610)
5.06	Reserves	-	-	-	-	-	-	(223)	(223)
5.06.01	Constitution of reserves	-	-	-	-	-	-	(223)	(223)
5.07	Closing balance	2,521,319	311,583	-	(1,972,296)	-	860,606	1,703	862,309

CONSOLIDATED STATEMENT OF VALUE ADDED (in thousands of Brazilian Reais)
CODE	DESCRIPTION	YEAR TO DATE 01/01/2019 to 09/30/2019	PREVIOUS YEAR TO DATE 01/01/2018 to 09/30/2018
7.01	Revenue	307,534	824,056
7.01.01	Real estate development, sales and services	290,418	819,936
7.01.04	Allowance for doubtful accounts	17,116	4,120
7.02	Inputs acquired from third parties	(229,328)	(595,117)
7.02.01	Cost of sales and/or services	(172,414)	(491,409)
7.02.02	Materials, energy, outsourced labor and other	(56,914)	(103,708)
7.03	Gross value added	78,206	228,939
7.04	Retentions	(11,739)	(15,518)
7.04.01	Depreciation and amortization	(11,739)	(15,518)
7.05	Net value added produced by the Company	66,467	213,421
7.06	Value added received through transfer	14,052	4,797
7.06.01	Income from equity method investments	2,089	(10,414)
7.06.02	Financial income	11,963	15,211
7.07	Total value added to be distributed	80,519	218,218
7.08	Value added distribution	80,519	218,218
7.08.01	Personnel and payroll charges	23,717	60,102
7.08.01.01	Direct remuneration	23,717	60,102
7.08.02	Taxes and contributions	30,022	85,378
7.08.02.01	Federal	30,022	85,378
7.08.03	Compensation – Interest	87,526	177,426
7.08.03.01	Interest	84,295	172,818
7.08.03.02	Rent	3,231	4,608
7.08.04	Compensation – Company capital	(60,746)	(104,688)
7.08.04.03	Net income (retained losses)	(60,746)	(104,688)

FOR IMMEDIATE RELEASE - São Paulo, November 7, 2019 – Gafisa S.A. (B3: GFSA3; OTC: GFASY), a leading Brazilian homebuilder focused on the upper-middle and high-income segments, announced today its operational and financial results for the third quarter ended September 30, 2019.

GAFISA ANNOUNCES
3Q19 RESULTS

WITH ALL CONSTRUCTION WORKS UNDERWAY, GAFISA REBALANCES ITS RESULTS AND WILL RESUME LAUNCHES IN 2020

Since the end of March this year, Gafisa has been working on its restructuring process with the goal of giving new directions to the Company. This period has been marked by hard work, dedication, discipline, and transparency—all key values of our brand and our team of professionals. We are confident that the changes we have implemented will soon generate positive results for the company with an eye on falling interest rates and an upturn in the Brazilian economy.

On October 23, 2019, the second tranche of capital increase was ratified: 48,986,124 shares were issued and approximately R$272 million were raised with the entry of new institutional investors in the Company’s shareholder base. Combined with the first tranche of capital increase in the first half of the year, the Company’s total capitalization stood at R$405 million. In addition, the Company approved the hiring of a financial institution to structure the issue of mandatory debentures, until the limit of USD150 million to be appropriately submitted to resolution of the shareholders’ meeting on eventual issue of these debentures. The proceeds raised by these transactions will be set aside for new projects to sustain the Company’s recovery of growth.

Our new businesses and development areas are focused on developing and approving pipeline projects for 2020. In October, we concluded the acquisition of a land on Rua Cotovia in the district of Moema, an upmarket area of the city of São Paulo. This project will mark the start of launches during the first half of 2020. In addition, two non-binding memorandums of understanding were executed for valuation studies for future projects in the cities of Rio de Janeiro and Osasco, São Paulo.

The sales team has been strengthened with the arrival of a new market director, and we are reviewing the entire sales process to implement a new model.

All construction sites have already had their works resumed, thus marking the stabilization of the Company and our greater commitment to our customers. Currently we have 17 sites.

There was also the important signing of the disinvestment agreement at Alphaville Urbanismo S.A, for R$ 100 million, to be paid by offsetting credits and delivery of assets.

In the international scenario, we are still analyzing a relisting process at the New York Stock Exchange (NYSE) that is designed to provide greater visibility to the Company and access to new markets.

With our team of focused, disciplined, and dedicated professionals, we are confident that we are on the path to consolidating a new Gafisa, occupying an outstanding position in the Brazilian real estate market.

André Luis Ackermann

Chief Financial and Investor Relations Officer

OPERATIONAL RESULTS

Table 1 – Operational Performance (R$ 000)

	3Q19	2Q19	Q/Q (%)	3Q18	Y/YA (%)	9M19	9M18	Y/Y (%)
Launches	-	-	-	71,144	-	-	609,734	-
Gross Sales	39,963	87,893	(54.5%)	188,125	(78.8%)	219,127	887,443	(75.3%)
Dissolutions	(10,210)	(31,672)	(67.8%)	(51,661)	(80.2%)	(83,245)	(169,276)	(50.8%)
Pre-sales	29,753	56,221	(47.1%)	136,464	(78.2%)	135,881	718,167	(81.1%)
Speed of Sales (SoS)	3.0%	5.0%	(2 p.p.)	9.4%	(6.4 p.p.)	11.6%	35.3%	(23.6 p.p.)
Delivered PSV	-	91,317	n.a.	346,009	n.a.	171,648	647,001	(73.5%)

Table 2 – Financial Performance (R$ 000)

	3Q19	2Q19	Q/Q(%)	3Q18[6]	Y/Y (%)	9M19	9M18[6]	Y/Y(%)
Net Revenue	89,212	99,659	(10.5%)	237,180	(62.4%)	284,292	753,058	(62.2%)
Adjusted Gross Profit¹	45,251	48,862	(7.4%)	91,341	(50.5%)	111,878	261,649	(57.2%)
Adjusted Gross Margin¹	50.72%	49.03%	1.7 p.p.	38.51%	12.2 p.p.	39.35%	34.74%	4.6 p.p.
Adjusted EBITDA²	31,051	13,923	123.0%	31,546	(1.6%)	21,969	70,762	(69.0%)
Adjusted EBITDA Margin²	34.81%	13.97%	20.8 p.p.	13.30%	21.5 p.p.	7.73%	9.40%	-1.7 p.p.
Net Income	(1,668)	(12,724)	(86.9%)	(26,214)	(93.6%)	(60,746)	(104,689)	(42.0%)
Revenue Backlog	465,102	506,418	(8.2%)	587,344	(20.8%)	465,102	587,344	(20.8%)
Backlog Results3 4	166,149	177,847	(6.6%)	215,778	(23.0%)	166,149	215,778	(23.0%)
Backlog Results Margin4 5	35.72%	35.12%	0.6 p.p.	36.74%	(1 p.p.)	35.72%	36.74%	(1 p.p.)
Net Debt	356,611	587,898	(39.3%)	765,898	(53.4%)	356,611	765,898	(53.4%)
Cash and Cash Equivalents[5]	394,216	182,817	115.6%	194,446	102.7%	394,215	194,446	102.7%
Equity + Minority Shareholders	782,074	575,353	35.9%	862,309	(9.3%)	782,074	862,309	(9.3%)
(Net Debt, – Proj. Fin.) / (Equity + Minority)	(40.8%)	21.24%	(62.8 p.p.)	22.9%	(63.8 p.p.)	(40.8%)	22.99%	(63.8 p.p.)

¹ Adjusted by capitalized interest.

² Adjusted by capitalized interest with stock option plan (non-cash) and minority shareholders.

³ Backlog results net of PIS/COFINS taxes (3.65%), excluding the impact of the PVA (Present Value Adjustment) method according to Law No. 11.638.

4 Backlog results comprise the projects restricted by a condition precedent.

5  Cash and cash-equivalents and marketable securities.

6 Restatement due to the adoption of IFRS 15.

Launches

Throughout 2019, the Company made the strategic decision not to make launches to maintain the focus on the restructuring process.

Sales

Gross sales totaled R$40.0 million in 3Q19, down 54.5% q-o-q and 78.8% y-o-y. In 9M19, gross sales totaled R$219.1 million. Y-o-y, such low performance is due to higher volume of launches during 2018 (R$609.7 million).

However, Gafisa reiterates its efforts to conclude its turnaround process, which directly affected sales performance in the first nine months of the year, besides no new projects launched.

We are optimistic that the reinforcement of the sales team and the adjustments of some processes being implemented will materialize a better sales continuity from next quarter and more effectively from 2020 onwards, when we will present a new cycle of launches.

Dissolutions reached R$10.2 million in 3Q19, 67.8% lower than in 2Q19, result of renegotiations with our clients. Compared to the 3Q18, it was down 80.2%.

The graph below shows the downward trend of dissolution volume over the past 2 years.

                                   ¹ Reflects year-to-date.

Net pre-sales totaled R$29.7 million in 3Q19, 47.1% lower than in 2Q19. In 9M19, net pre-sales came to R$135.9 million.

Sales Over Supply (SoS)

SoS was 3.0% in 3Q19, down 2,0 p.p. compared to the previous quarter.

Inventory (Property for Sale)

Inventory at market value totaled R$966.5 million in 3Q19, down 9.1% q-o-q. This is mainly due to a revaluation of inventory market value during the quarter.

Table 3 – Inventory at Market Value 2Q19 x 3Q19 (R$ 000)

	Inventories2Q19	Launçhes	Dissolutions	Gross Sales	Adjustments	Inventories 3Q19	Q/Q (%)
São Paulo	859,554	-	8,940	(36,349)	(68,774)	763,370	(11.2%)
Rio de Janeiro	138,196	-	1,270	(3,614)	1,435	137,287	(0.7%)
Other Markets	64,939	-	-	-	868	65,807	1.3%
Total	1,062,689	-	10,210	(39,963)	(66,471)	966,464	(9.1%)

¹ Adjustments in the period reflect the updates related to the project scope, launch date, and pricing.

Gafisa reiterates that is concentrated on the sales process and inventory monetization and is well positioned to capture an improvement in Brazil’s economy upturn. Note that nearly 66% of our inventory is composed of residential units located in the State of São Paulo, thus, ensuring higher liquidity than units in other regions of the country.

Table 4 – Inventory at Market Value – Financial Progress – POC - (R$ 000)

	Not Initiated	Up to 30% built	30% to 70% built	More than 70% built	Finished Units	Total 3Q19
São Paulo	-	-	424,871	123,207	215,291	763,370
Rio de Janeiro	-	-	-	-	137,287	137,287
Other Markets	-	-	13,452	-	52,355	65,807
Total	-	-	438,323	123,207	404,934	966,464

* % % POC does not necessarily reveal the status of construction works, but the project’s financial progress.

Table 5 – Inventory at Market Value – Commercial x Residential Breakdown- (R$ 000)

GFSA Inventory %	Residential	Commercial	Total
São Paulo	635,326	128,044	763,370
Rio de Janeiro	29,121	108,166	137,287
Others	65,807	-	65,807
Total	730,254	236,211	966,464

Delivered Projects and Transfer

No projects were delivered in the third quarter of 2019.

Table 6 – Deliveries

Project	Delivery Date	Launch Date	Location	% Share	Units 100%¹	PSV % R$000²
Like Aclimação	Feb/19	Mar/16	São Paulo/SP	100%	136	80,079
Choice Santo Amaro	May/19	Jun/16	São Paulo/SP	100%	227	91,317
Total 2019					363	171,396

¹ Number of units corresponding to a 100% share in projects, net of swaps;

² PSV = Potential Sales Value of units, net of brokerage and swap.

The PSV transferred in 3Q19 totaled R$49.4 million, 11.8% higher than in 2Q19. The highest volume of transfer is due to Choice Santo Amaro project delivered at the end of May (2Q19) with a PSV of approximately R$91.3 million. One hundred percent of the receivables portfolio of this project was transferred in 60 days. Year-to-date, transferred PSV totaled R$ 158.4 million.

Table 7 –  Transfer and Delivery - (R$ 000)

	3Q19	2Q19	Q/Q (%)	3Q18	Y/Y (%)	9M19	9M18	Y/Y (%)
PSV Transferred¹	49,426	44,202	11.8%	238,644	(79.3%)	158,449	438,147	(63.8%)
Delivered Projects	-	1	-	3	-	2	8	(75.0%)
Delivery Units²	-	227	-	780	-	365	1,805	(79.8%)
Delivered PSV³	-	91,317	-	346,009	-	171,648	647,001	(73.5%)

      ¹ PSV transferred refers to the effective cash inflow from units transferred to financial institutions;

      ² Number of units corresponding to a 100% share in projects, net of swaps;

      ³ PSV = Potential Sales Value of units, net of brokerage and swap.

Landbank

With an estimated PSV of R$3.82 billion, the Company’s landbank has 33 projects/phases, totaling 6,501 units. Approximately 67% of the land was acquired through an exchange base, most of it located in the city of São Paulo.

Table 8 - Landbank (R$ 000)

	PSV (% Gafisa) ¹	% Swap Total ²	% Swap Units	% Swap Financial	Potential Units (% Gafisa) ³	Potential Units Total
São Paulo	2,472,405	75.9%	65.6%	75.9%	4,697	4,985
Rio de Janeiro	748,745	60.1%	60.1%	60.1%	755	892
Others	594,327	30.0%	30.0%	30.0%	1,050	1,320
Total	3,815,478	66.6%	60.4%	3.6%	6,501	7,198

¹ The PSV (% Gafisa) reported is net of swap and brokerage fee.

² The swap percentage is measured compared to the historical cost of land acquisition.

³ Potential units are net of swap and refer to the Gafisa’s and/or its partners’ interest in the project.

Table 9 – Changes in the Landbank (2Q19 x 3Q19 - R$ 000)

	Initial Landbank	Land Acquisition	Launches	Dissolutions	Adjustments	Final Landbank
São Paulo	2,470,906	-	-	-	1,499	2,472,405
Rio de Janeiro	748,745	-	-	-	0	748,745
Others	594,327	-	-	-	0	594,327
Total	3,813,978	-	-	-	1,500	3,815,478

* The amounts reported are net swap and brokerage.

FINANCIAL RESULTS

Revenue

Net revenue totaled R$89.2 million in 3Q19, down 10.5% from 2Q19, result of lower net pre-sales volume during the period.

Table 10 – Revenue Recognition (R$ 000)

	3Q19				3Q18¹
Launches	Pre-Sales	% Sales	Revenue	% Revenue	Pre-Sales	% Sales	Revenue¹	% Revenue
2018	(1,354)	(4.5%)	3,057	3.4%	26,109	19.1%	86,250	36.4%
2017	(472)	(1.6%)	13,794	1.5%	27,290	20.0%	28,506	12.0%
2016	13,091	44.0%	39,625	44.4%	29,067	21.3%	81,827	34.5%
2015	13,021	43.8%	21,488	24.1%	35,017	25.7%	46,306	19.5%
<2014	5,467	18.4%	11,247	12.6%	18,981	13.9%	(5,708)	(2.4%)
Total	29,753	100.0%	89,211	100.0%	136,464	100.0%	237,180	100.0%

¹ Restatement due to the adoption of IFRS 15.

Gross Profit & Margin

Gafisa’s adjusted gross profit reached approximately R$45.2 million in 3Q19 versus R$48.9 million in 2Q19 and R$91.3 million in 3Q18.

The adjusted gross margin stood at 50.7%, mainly driven by the labor savings earned from completed projects.

Table 11 – Gross Margin (R$ 000)

	3Q19	2Q19	Q/Q(%)	3Q18²	Y/Y (%)	9M19	9M18²	Y/Y (%)
Net Revenue	89,212	99,659	(10.5%)	237,180	(62.4%)	284,292	753,058	(62.2%)
Gross Profit	38,104	36,971	3.1%	59,757	(36.2%)	81,522	162,252	(49.8%)
Gross Margin	42.71%	37.10%	5.6 p.p.	25.19%	17.5 p.p.	28.68%	21.55%	7.1 p.p.
(-) Financial Costs	(7,147)	(11,891)	(39.9%)	(31,584)	(77.4%)	(30,356)	(99,397)	(69.5%)
Adjusted Gross Profit ¹	45,251	48,862	(7.4%)	91,341	(50.5%)	111,878	261,649	(57.2%)
Adjusted Gross Margin ¹	50.72%	49.03%	1.7 p.p.	38.51%	12.2 p.p.	39.35%	34.74%	4.6 p.p.

¹ Adjusted by capitalized interests.

² Restatement due to the adoption of IFRS 15.

Selling, General and Administrative Expenses (SG&A)

In 3Q19, selling, general and administrative expenses totaled R$14.8 million, in line with 2Q19 and down 65% compared to the 3Q18.

Gafisa reiterates its cost reduction program seeking an improved structure fitted into the Company’s new model. Thus, selling expenses totaled R$2.2 million in 3Q19, 28% lower than in 2Q19 and 89% y-o-y, a result of reduced marketing expenses. In 9M19, selling expenses dropped 84% to R$11.7 million, y-o-y.

General and administrative expenses were R$12.7 million, up 12% from 2Q19, due to higher advisory and audit services expenses. In 9M19, expenses totaled R$31.9 million, down 48% from the same period last year.

Table 12 – SG&A Expenses (R$ 000)

	3Q19	2Q19	Q/Q(%)	3Q18¹	Y/Y (%)	9M19	9M18¹	Y/Y(%)
Selling Expenses	(2,170)	(3,011)	(27.9%)	(20,653)	(89.5%)	(11,683)	(73,042)	(84.0%)
G&A Expenses	(12,678)	(11,340)	11.8%	(22,300)	(43.1%)	(31,918)	(61,841)	(48.4%)
Total SG&A Expenses	(14,848)	(14,351)	3.5%	(42,953)	(65.4%)	(43,601)	(134,883)	(67.7%)

¹ Restatement due to the adoption of IFRS 15.

Other Operating Income/Expenses came to R$169,000 versus an expense of R$23.6 million in 2Q19. Due to a review of contingencies, the third quarter did not record any accrual.

Table 13 – Other Operating Income/Expenses (R$ 000)

	3Q19	2Q19	Q/Q(%)	3Q18¹	Y/Y (%)	9M19	9M18¹	Y/Y(%)
Litigation Expenses	-	(23,544)	(100.0%)	(17,241)	(100.0%)	(45,769)	(44,764)	2.2%
Other	2.444	(98)	n.a	(337)	(150.1%)	70	(2,738)	n.a
Total	2.444	(23,642)	n.a.	(17,578)	n.a.	(45.699)	(47,502)	(3.8%)

¹ Restatement due to the adoption of IFRS 15.

Adjusted EBITDA

Adjusted EBITDA totaled R$31 million in 3Q19, 123% higher than the R$13.9 million recorded in 2Q19.

Table 14 – Adjusted EBITDA (R$ 000)

	3Q19	2Q19	Q/Q(%)	3Q18²	Y/Y (%)	9M19	9M18²	Y/Y(%)
Net Income (Loss)	(1,668)	(12,724)	(86.9%)	(26,214)	(93.6%)	(60,746)	(104,689)	(42.0%)
(+) Financial Results	21,548	10,469	105.8%	19,179	12.4%	41,976	58,211	(27.9%)
(+) Income Tax / Social Contribution	508	309	64.4%	670	(24.2%)	1,221	2,334	(47.7%)
(+) Depreciation and Amortization	3,223	4,143	(22.2%)	6,393	(49.6%)	11,739	15,518	(24.4%)
(+) Capitalized Interest	7,147	11,891	(39.9%)	31,584	(77.4%)	30,356	99,397	(69.5%)
(+) Expenses w/ Stock Option Plan	174	(412)	n,a	634	(72.6%)	(2,698)	1,912	n,a
(+) Minority Shareholders	119	247	(51.8%)	(700)	n.a.	121	(1,921)	n.a.
Adjusted EBITDA¹	31,051	13,923	123.0%	31,546	(1.6%)	21,969	70,762	(69.0%)

¹ Adjusted by capitalized interests, with stock option plan (non-cash) and minority shareholders.

² Restatement due to the adoption of IFRS 15.

Financial Result

Financial expenses increased 57% to R$24.5 million in 3Q19, due to higher appropriation of interest rates in the period. Therefore, the net financial result was negative at approximately R$21.5 million in 3Q19, versus a net loss of R$10.5 million in 2Q19 and R$19.2 million in 3Q18.

Net Result

3Q19 recorded a negative adjusted net result of R$1.6 million, compared to a net loss of R$12.7 million and R$26.2 million in 2Q19 and 3Q18, respectively.

Table 15 – Net Result (R$ 000)

	3Q19	2Q19	Q/Q(%)	3Q18³	Y/Y (%)	9M19	9M18³	Y/Y(%)
Net Result	89,212	99,659	(10.5%)	237,180	(62.4%)	284,292	753,058	(62.2%)
Gross Result	38,104	36,971	3.1%	59,757	(36.2%)	81,522	162,252	(49.8%)
Gross Margin	42.71%	37.10%	5.6 p.p.	25.19%	17.5 p.p.	28.68%	21.55%	7.1 p.p.
(-) Financial Cost	(7,147)	(11,891)	(39.9%)	(31,584)	(77.4%)	(7,147)	(31,584)	(77.4%)
Adjusted Gross Result¹	45,251	48,862	(7.4%)	91,341	(50.5%)	111,878	261,649	(57.2%)
Adjusted Gross Margin¹	50.7%	49.0%	1.7 p.p.	38.5%	12.2 p.p.	39.4%	34.7%	4.6 p.p.
Adjusted EBITDA²	31,051	13,923	123.0%	31,546	(1.6%)	21,969	70,762	(69.0%)
Adjusted EBITDA Margin²	34.81%	13.97%	20.8 p.p.	13.30%	21.5 p.p.	7.73%	9.40%	-1.7 p.p.
Net Result	(1,668)	(12,724)	(86.9%)	(26,214)	(93.6%)	(60,746)	(104,689)	(42.0%)

1 Adjusted by capitalized interests.

2 Adjusted by capitalized interests, with stock option plan (non-cash) and minority shareholders.

³ Restatement due to the adoption of IFRS 15.

Revenue Backlog and Results

In 3Q19, the balance of revenue backlog according to the PoC method totaled R$166.1 million, with a margin of 35.7% to be recognized.

Table 16 – Backlog Results (REF) (R$ 000)

	3Q19	2Q19	Q/Q(%)	3Q18¹	Y/Y (%)
Revenue Backlog	465,102	506,418	(8.2%)	587,344	(20.8%)
Backlog Costs (units sold)	(298,953)	(328,571)	(9.0%)	(371,566)	(19.5%)
Backlog Results	166,149	177,847	(6.6%)	215,778	(23.0%)
Backlog Margin	35.7%	35.1%	0.6 p.p.	36.7%	-1 p.p.

Notes: Backlog results net of PIS/COFINS taxes  (3.65%) and excluding the impact of PVA (Present Value Adjustment) method according to  Law No. 11.638.

Backlog results comprise the projects restricted by a condition precedent.

¹ Restatement due to the adoption of IFRS 15.

BALANCE SHEET

Cash, Cash Equivalents and Marketable Securities

On September 30, 2019, cash, cash equivalents and marketable securities totaled R$394.2 million, boosted by an inflow of part of the proceeds raised with the second tranche of the capital increase, which totaled approximately R$207 million.

Receivables

At the end of 3Q19, total receivables were R$1 billion, down 7.3% from 2Q19 and 22.1% y-o-y. Of this amount, R$528.9 million were already recognized in the balance sheet, estimating receivables of R$262.6 million still to be recognized in 2019.

Table 17 – Total Receivables (R$ 000)

	3Q19	2Q19	Q/Q(%)	3Q18¹	Y/Y (%)
Receivables from developments – Backlog	482,721	525,602	(8.2%)	609,594	(20.8%)
Receivables from PoC - ST (on balance sheet)	409,212	449,356	(8.9%)	474,076	(13.7%)
Receivables from PoC - LT (on balance sheet)	119,765	116,835	2.5%	214,405	(44.1%)
Total	1,011,698	1,091,793	(7.3%)	1,298,075	(22.1%)

¹ Restatement due to the adoption of IFRS 15.

Notes: ST – Short term | LT- Long term | PoC – Percentage of Completion Method.

Receivables from developments: Accounts receivable not yet recognized according to PoC and BRGAAP.

Receivables from PoC: Accounts receivable already recognized according to PoC and BRGAAP.

Table 18 – Receivables Schedule (R$ 000)

	Total	2019	2020	2021	2022	2023 – and after
Receivables Backlog	482,721	116,185	245,686	111,472	2,508	6,870
Receivables from PoC	528,976	146,469	268,359	105,101	2,417	6,630
Total	1,011,698	262,654	514,045	216,574	4,925	13,500

Cash Generation

The Company ended the third quarter of 2019 with a positive cash generation of R$24.4 million, excluding the effect of a R$206.9 million capital increase. It is worth mentioning that this was the fourth consecutive quarter of cash generation, a result of disciplined expense management.

Table 19 – Cash Generation (R$ 000)

	1Q19	2Q19	3Q19
Availabilities [1]	63,068	182,817	394,216
Change in Availabilities (1)	(74,092)	119,749	211,399
Total Debt + Investors Obligations	790,172	770,715	750,826
Change in Total Debt + Investors Obligations (2)	(99,241)	(19,457)	(19,889)
Capital Increase (3)	-	132,266	206,927
Cash Generation in the Period (1) - (2) - (3)	25,149	6,940	24,361
Final Accumulated Cash Generation²	25,149	32,089	56,450

¹ Cash and cash equivalents and marketable securities.

² Reflects year-to-date.

Liquidity

With the cash inflow of R$ 206.9 million from the second tranche of the capital increase, the Company's capital structure was optimized. Net debt decreased to R$ 356.6 million vs. R$ 587.9 million reported in the previous quarter. In 3Q19, Net Debt/Shareholders’ Equity ratio stood at 45.6%, down 56.6 p.p. from 102.18% reported in 2Q19. Considering the cash inflow of R$ 65.8 MM related to the subscription of the surplus additional to the second tranche of the capital increase, which occurred in October/19, the Net Debt/Shareholders’ Equity ratio reduced to 37%.

Table 20 – Debt and Investor Obligation (R$ 000)

	3T19	2T19	T/T(%)	3T18²	A/A (%)
Project Financing SFH	267,923	281,605	(4.9%)	352,486	(24.0%)
Project Financing SFI	175,565	180,035	(2.5%)	215,210	(18.4%)
Debentures (Projects)	194,625	196,638	(1.0%)	233,272	(16.6%)
CCB (Projects)	37,794	37,791	0.0%	74,966	(49.6%)
Subtotal of Debt of Projects (A)	675,907	696,069	(2.9%)	875,934	(22.8%)
Debentures (WK)	49,646	48,448	2.5%	48,053	3.3%
CCB (WK)	14,899	16,585	(10.2%)	36,357	(59.0%)
Other Operations (WK)	10,374	9,613	7.9%	0	0.0%
Subtotal of Debt of WK (B)	74,919	74,646	0.4%	84,410	(11.2%)
Total Debt (A)+(B) = (C)	750,826	770,715	(2.6%)	960,344	(18.9%)
Cash and Cash Equivalents¹ (F)	394,215	182,817	115.6%	194,446	102.7%
Net Debt (E)-(F) = (G)	356,610	587,898	(39.3%)	765,898	(51.2%)
Shareholders’ Equity+ Minority Shareholders (H)	567,946	575,353	(1.3%)	862,309	(34.1%)
(Net Debt) / (Shareholders’ Equity) (G)/(H) = (I)	45.60%	102.18%	(56.6 p.p.)	88.82%	(43.2 p.p.)
(Net Debt – Project Finance) / Shareholders’ Equity ((G)-(B))/(H) = (J)	(40.8%)	21.94%	(62.8 p.p.)	22.99%	(63.8 p.p.)

¹ Cash and cash equivalents and marketable securities.

² Restatement due to the adoption of IFRS 15.

The Company ended 3Q19 with R$259.5 million of debt due this year, or 34.6% of the total debt. On September 30, 2019, the consolidated debt average cost was 11.2% per year.

Table 21 – Debt Maturity (R$ 000)

	Average cost (p.a.)	Total	Until Dec/19	Until Dec/20	Until Dec/21	Until Dec/22
Project Financing SFH	TR + 8.30% a 14.20%	267,923	207,507	59,848	509	59
Project Financing SFI	Pre +13.66% / 143% CDI	175,565	4,044	110,477	61,044	0
Debentures (Projects)	CDI + 3% / CDI + 3.75% / CDI + 5.00% / CDI + 5.25%	194,625	37,231	138,610	17,522	1,262
CCB (Projects)	CDI + 3.70% / CDI + 4.25%	37,794	82	0	37,712	0
Subtotal of Debt of Projects (A)		675,907	248,864	308,935	116,787	1,321
Debentures (WK)	IPCA + 8.37%	49,646	0	25,905	23,741	0
CCB (WK)	CDI + 2.5%/ 19.56%	14,899	244	0	10,896	3,759
Other Operations (WK)	12.68%	10,374	10,374	0	0	0
Subtotal of Debt of WK (B)		74,919	10,618	25,905	34,637	3,759
Total Debt (A)+(B) = (C)		750,826	259,480	334,596	151,424	5,080
% of Total Maturity per period			34.6%	44.6%	20.2%	0.7%
Project debt maturing as % of total debt (B)/ (E)			95.9%	92.3%	77.1%	26.0%
Corporate debt maturing as % of total debt ((A)+(C))/ (E)			4.1%	7.7%	22.9%	74.0%
Ratio Corporate Debt / Mortgage	10% / 90%

SUBSEQUENT EVENTS

Divestment in Alphaville Urbanismo S.A. (“Alphaville”)

On October 21, 2019 the Company announced the execution with Alphaville Urbanismo S.A. (“Alphaville”), Private Equity AE Investimentos e Participações S.A. (“PEAE”) and affiliates of PEAE, of a Purchase and Sale, Stock Redemption, Corporate Restructuring Agreement and Other Covenants, which aims at setting forth the terms and conditions to put into effect Gafisa’s divestment in Alphaville, whose investment today is 21.20%. Note that the close of this deal depends upon compliance with usual condition precedents, the obtainment of third parties’ consent and corporate approvals. This transaction totals the amount of one hundred million Reais (R$100,000,000.00), to be paid by means of credit offset and delivery of assets.

Ratification of Capital Increase

On October 23, 2019, the Board of Directors’ meeting approved the ratification of the second tranche of capital increase totaling R$272,695,895.76 by means of subscription and full payment of 48,968,124 new common shares, and 75% of the shares were subscribed during the preemptive rights.

Note that, due to capital increase ratified herein, the Company’s capital stock increases from R$2,653,584,422.38, composed of 71,031,876 non-par, registered, book-entry, common shares to R$2,926,280,318.14, divided into 120,000,000 non-par, registered, book-entry, common shares.

Results for the third quarter of 2019 of Alphaville Urbanismo SA.

Financial Results

In 3Q19, net revenue came at R$29 million and net loss totaled R$187 million.

	3T19	3T18	1T19 vs. 1T18
Net Revenue	29	34	(15%)
Net Income	(187)	(163)	n.a.

For further information, please contact our Investor Relations team at ri@alphaville.com.br or +55 11 3038-7131.

Consolidated Income Statement

	3Q19	2Q19	Q/Q (%)	3Q18¹	Y/Y (%)	9M19	9M18¹	Y/Y (%)
Net Revenue	89,212	99,659	(10.5%)	237,180	(62.4%)	284,292	753,058	(62.2%)
Operating Costs	(51,108)	(62,688)	(18.5%)	(177,423)	(71.2%)	(202,770)	(590,806)	(65.7%)
Gross Profit	38,104	36,971	3.1%	59,757	(36.2%)	81,522	162,252	(49.8%)
Gross Margin	42.7%	37.1%	5.6 p.p.	25.2%	17.5 p.p.	28.7%	21.5%	7.1 p.p.
Operating Expenses	(17,597)	(38,670)	(54.5%)	(66,822)	(73.7%)	(98,950)	(208,317)	(52.5%)
Selling Expenses	(2,170)	(3,011)	(27.9%)	(20,653)	(89.5%)	(11,683)	(73,042)	(84.0%)
General and Administrative Expenses	(12,678)	(11,340)	11.8%	(22,300)	(43.1%)	(31,918)	(61,841)	(48.4%)
Other Operating Revenue/Expenses	169	(23,642)	(100.7%)	(17,578)	(101.0%)	(45,699)	(47,502)	(3.8%)
Depreciation and Amortization	(3,223)	(4,143)	(22.2%)	(6,393)	(49.6%)	(11,739)	(15,518)	(24.4%)
Equity Income	305	3,466	(91.2%)	102	199.0%	2,089	(10,414)	(120.1%)
Operational Result	20,507	(1,699)	n.a.	(7,065)	(390.3%)	(17,428)	(46,065)	(62.2%)
Financial Income	2,942	5,131	(42.7%)	6,130	(52.0%)	11,676	15,211	(23.2%)
Financial Expenses	(24,490)	(15,600)	57.0%	(25,309)	(3.2%)	(53,652)	(73,422)	(26.9%)
Net Income Before Taxes on Income	(1,041)	(12,168)	(91.4%)	(26,244)	(96.0%)	(59,404)	(104,276)	(43.0%)
Income Tax and Social Contribution	(508)	(309)	64.4%	(670)	(24.2%)	(1,221)	(2,334)	(47.7%)
Net Income After Taxes on Income	(1,549)	(12,477)	(87.6%)	(26,914)	(94.2%)	(60,625)	(106,610)	(43.1%)
Minority Shareholders	119	247	(51.8%)	(700)	(117.0%)	121	(1,921)	(106.3%)
Net Income	(1,668)	(12,724)	(86.9%)	(26,214)	(93.6%)	(60,746)	(104,689)	(42.0%)

¹ Restatement due to the adoption of IFRS 15.

Consolidated Balance Sheet

	3Q19	2Q19	Q/Q (%)	3Q18¹	Y/Y (%)
Current Assets
Cash and Cash equivalents	12,819	11,373	12.7%	7,931	61.6%
Securities	381,397	171,444	122.5%	186,515	104.5%
Receivables from clients	409,212	449,356	(8.9%)	474,076	(13.7%)
Properties for sale	820,892	807,992	1.6%	999,559	(17.9%)
Other accounts receivable	119,898	133,061	(9.9%)	104,116	15.2%
Prepaid expenses and other	2,159	2,318	(6.9%)	3,184	(32.2%)
Land for sale	38,681	38,681	0.0%	34,212	13.1%
Subtotal	1,785,057	1,614,225	10.6%	1,809,593	(1.4%)

Long-term Assets
Receivables from clients	119,765	116,835	2.5%	214,405	(44.1%)
Properties for sale	190,953	218,616	(12.7%)	263,937	(27.7%)
Other	145,232	125,705	15.5%	116,874	24.3%
Subtotal	455,950	461,156	(1.1%)	595,216	(23.4%)
Intangible. Property and Equipment	24,465	29,344	(16.6%)	43,047	(43.2%)
Investments	300,726	302,797	(0.7%)	465,438	(35.4%)

Ativo Total	2,566,198	2,407,522	6.59%	2,913,294	(11.9%)

Current Liabilities
Loans and financing	364,766	332,693	9.6%	170,171	114.4%
Debentures	179,423	170,955	5.0%	31,196	475.1%
Obligations for purchase of land	105,823	96,979	9.1%	145,468	(27.3%)
Material and service suppliers	129,825	161,722	(19.7%)	106,363	22.1%
Taxes and contributions	64,886	60,359	7.5%	56,822	14.2%
Other	179,681	176,338	1.9%	78,167	129.9%
Subtotal	207,540	196,279	5.7%	274,725	(24.5%)

Long-term liabilities
Loans and financings	141,789	192,936	(26.5%)	508,848	(72.1%)
Debentures	64,848	74,131	(12.5%)	250,129	(74.1%)
Obligations for Purchase of Land	147,147	157,582	(6.6%)	207,765	(29.2%)
Deferred taxes	49,372	49,372	0.0%	74,473	(33.7%)
Provision for Contingencies	110,564	119,559	(7.5%)	98,557	12.2%
Other	38,460	43,264	(11.1%)	48,301	(20.4%)
Subtotal	552,180	636,844	(13.3%)	1,188,073	(53.5%)

Shareholders’ Equity
Shareholders’ Equity	780,159	573,554	36.0%	860,606	(9.3%)
Minority Interest	1,915	1,799	6.4%	1,703	12.4%
Subtotal	782,074	575,353	35.9%	862,309	(9.3%)
Total liabilities and Shareholders’ Equity	2,566,198	2,407,522	6.6%	2,913,294	(11.9%)

¹ Restatement due to the adoption of IFRS 15 and IFRS 9.

Consolidated Cash Flow

	3Q19	3Q18¹	9M19	9M18¹
Net Income (Loss) before taxes	(1,041)	(26,243)	(59,404)	(104,275)
Expenses/revenues that do not impact working capital	18,023	20,936	28,398	38,623
Depreciation and amortization	3,223	6,393	11,739	15,518
Impairment	(2)	(14,232)	(28,221)	(39,469)
Expense with stock option plan	174	634	(2,698)	1,912
Unrealized interest and fees, Net	1,216	2,885	4,302	10,229
Equity Income	(305)	(102)	(2,089)	10,414
Provision for guarantee	(2,136)	(363)	(3,918)	(3,656)
Provision for contingencies	-	17,931	45,885	44,764
Profit Sharing provision	-	1,291	500	3,795
Provision (reversal) for doubtful accounts	(5,342)	7,242	(17,116)	(4,121)
Gain / Loss of financial instruments	-	(743)	-	(763)
Provision for fine due to construction work delay	1,935	-	754	-
Quotas assignment	2,759	-	2,759	-
Provision for contingencies	42,139	(24,860)	127,949	(117,062)
Profit Sharing provision	14,765	13,028	145,244	174,195
Provision (reversal) for doubtful accounts	(11,886)	2,262	(35,981)	(9,364)
Gain / Loss of financial instruments	159	941	509	2,351
Provision for fine due to construction work delay	(1,590)	21,974	(56,461)	44,399
Provision for contingencies	4,528	1,268	7,610	10,392
Profit Sharing provision	(39,327)	11,870	(2,189)	8,530
Provision (reversal) for doubtful accounts	(546)	2,715	(2,366)	3,080
Gain / Loss of financial instruments	62,090	(20,266)	(93,534)	(63,033)
Provision for fine due to construction work delay	7,765	(3,985)	26,045	(12,442)
Provision for contingencies	(508)	(670)	(1,221)	(2,334)
Cash used in operating activities	78,070	(1,030)	68,098	(26,940)
Acquisition of properties and equipment	1,656	(8,429)	(4,361)	(17,943)
Capital contribution to parent company	-	(1,708)	-	(3,988)
Redemption of securities, collaterals, and credits	2,311	216,482	50,446	882,542
Investment in marketable securities and restricted credits	(209,548)	(204,261)	(326,986)	(950,122)
Equity securities	(2,717)	-	-	-
Cash used in investment activities	(208,298)	2,084	(280,901)	(89,511)
Increase in Addition of loans and financing	37,885	167,511	89,672	377,841
Amortization of loans and financing	(58,990)	(174,822)	(232,561)	(532,624)
Loan operations	(759)	(688)	(10,117)	(843)
Sale of treasury shares	-	715	148	715
Proceeds from sale of treasury shares	(53,390)	-	6,984	-
Capital Increase	1	-	132,266	167
Subscription and payment of common shares	0	0	0	250,599
Net cash from financing activities	(75,253)	(7,284)	(13,608)	95,855
Increase (decrease) in cash and cash equivalents	(205,481)	(6,230)	(226,412)	(20,596)
Beginning of the period	11,373	14,161	32,304	28,527
End of the period	12,819	7,931	12,819	7,931
Increase (decrease) in cash and cash equivalents	1,446	(6,230)	(19,485)	(20,596)

¹ Restatement due to the adoption of IFRS 15 and IFRS 9.

This release contains forward-looking statements about business prospects, estimates for operating and financial results, and Gafisa’s growth prospects. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy, and the industry, among other factors; therefore, they are subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 7, 2019

Gafisa S.A.

By:	/s/ André Luis Ackermann
Name: André Luis Ackermann Title: Chief Financial Officer

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

1.    Operations

Gafisa S.A. ("Gafisa" or "Company") is a publicly traded company with registered office at Avenida Presidente Juscelino Kubitschek, nº 1.830, conjunto comercial nº32, 3o andar, Bloco 2, in the city and state of São Paulo, Brazil, and began its operations in 1997 with the objectives of: (i) promoting and managing all forms of real estate ventures on its own behalf or for third parties (in the latter case, as construction company or proxy); (ii) selling and purchasing real estate properties; (iii) providing civil construction and civil engineering services; (iv) developing and implementing marketing strategies related to its own and third party real estate ventures; and (v) investing in other companies who share similar objectives.

The Company has stocks traded at B3 S.A. – Brasil, Bolsa, Balcão (former BM&FBovespa), reporting its information to the Brazilian Securities and Exchange Commission (CVM) and the U.S. Securities and Exchange Commission (SEC).

On November 26, 2018, the Board of Directors approved the delisting of shares on the New York Stock Exchange (NYSE), aimed to perform the migration of the American Depositary Receipts (ADR) Program from Level 3 to Level 1, and the cancellation of the registry with the SEC. On December 7, 2018, Form25 was filed with the SEC, with copy to the NYSE, for voluntary delisting of the American Depositary Shares (ADSs), represented by the ADRs of the NYSE. The ADSs were delisted on the NYSE on December 17, 2018, and are currently traded Over the Counter (OTC). In the Extraordinary Shareholders’ Meeting held on April 15, 2019, the measures taken for the voluntary delisting of the shares on the NYSE and changing the ADR program from Level 3 to Level 1 were rejected.

The Company enters into real estate development projects with third parties through specific purpose partnerships (“Sociedades de Propósito Específico” or “SPEs”) or through the formation of consortia and condominiums. Such companies significantly share the managerial and operating structures, and corporate, managerial and operating costs with the Company. The SPEs, condominiums and consortia operate solely in the real estate industry and are linked to specific ventures.

1.1    Change in Shareholding Structure

On February 14, 2019, 14,600,000 shares held by the group of its majority shareholder, GWI Asset Management S.A., corresponding to a 33.67% stake in the Company, were auctioned. As a result of this auction, Planner Corretora de Valores S.A., by means of the investment funds it manages, started to hold 8,000,000 common shares, corresponding to 18.45% of total common shares issued by the Company.

1.2    Increase in capital

On June 24, 2019, the Board of Directors ratified the increase in capital approved in its meeting held on April 15, 2019, by subscription and payment of 26,273,962 new common shares, of which 12,170,035 are new shares subscribed and paid-in by the shareholders who exercised their preemptive rights at the price of R$5.12, and 14,103,927 are new shares subscribed and paid-in by the shareholders who subscribed the remaining shares of the capital increase at the price of R$4.96, totaling R$62,311 and R$69,955, respectively.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of quarterly information and summary of significant accounting policies

2.1.    Basis of presentation and preparation of individual and consolidated quarterly information

On November 6, 2019, the Company’s Board of Directors has approved these individual and consolidated quarterly information of the Company and authorized its disclosure.

The Individual Quarterly Information (ITR) has been prepared in accordance with the Accounting Pronouncements Committee (CPC) Technical Pronouncement (CPC) 21 (R1) – Interim Financial Reporting, and the consolidated Quarterly Information (ITR) has been prepared according to the Technical Pronouncement (CPC) 21 (R1) – Interim Financial Reporting and the International Accounting Standard (IAS) 34 – Interim Financial Reporting, applicable to real estate development entities in Brazil, registered with the Brazilian Securities and Exchange Commission (CVM). The aspects related to the transfer of control in the sale of real estate units follow the understanding of the company’s management, aligned with that issued by the CVM in the Circular Letter /CVM/SNC/SEP 02/18 on the application of the Technical Pronouncement NBC TG 47 (IFRS 15), consistently with the rules issued by the CVM, applicable to the preparation of Quarterly Information (ITR).

Except for the changes described in Note 3, the quarterly information has been prepared using the same accounting practices, judgments, estimates and assumptions adopted in the presentation and preparation of the financial statements for the year ended December 31, 2018. Therefore, the corresponding quarterly information shall be read together with the financial statements as of December 31, 2018.

The individual quarterly information of the Company is not considered in compliance with the International Financial Reporting Standards (IFRS), once it considers the capitalization of interest on qualifying assets of investees in the individual quarterly information of the Company.

The quarterly information has been prepared on a going concern basis. Management periodically assesses the Company’s ability to continue as going concern when preparing the quarterly information.

All amounts reported in the accompanying quarterly information are in thousands of Brazilian Reais, except as otherwise stated.

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 2.1 to the individual and consolidated financial statements as of December 31, 2018.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of quarterly information and summary of significant accounting policies--Continued

2.1.    Basis of presentation and preparation of individual and consolidated quarterly information--Continued

2.1.1.    Consolidated quarterly information

The accounting practices were uniformly adopted in all subsidiaries included in the consolidated quarterly information and the fiscal year of these companies is the same of the Company. See further details in Note 9.

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 2.1.1 to the individual and consolidated financial statements as of December 31, 2018.

2.2.    Restatement of Quarterly information as of September 30, 2018

In line with the adoption of CPC 47 – Revenue from Contracts with Costumers on January 1, 2017, for comparability purposes, the information on the statements of Profit or Loss and Added Value as of September 30, 2018 are being presented on the same base of the current period and its retrospective effects are shown below. The impact on the statements of change in equity is the same one shown in the statements of profit or loss. The statements of cash flows were restated, without showing, however, the changes in the total amounts of operating, investing and financing activities.

	Company			Consolidated
Statement of profit or loss	Originally reported balances	Impact from applying the CPC 47	Balances after applying the CPC 47 as of 09/30/2018	Originally reported balances	Impact from applying the CPC 47	Balances after applying the CPC 47 as of 09/30/2018

Net operating revenue	679,044	(14,916)	664,128	767,974	(14,916)	753,058
Operating costs	(528,582)	32,736	(495,846)	(623,542)	32,736	(590,806)
Operating income (expense)	(212,911)	-	(212,911)	(208,317)	-	(208,317)
Financial income (expense)	(60,060)	-	(60,060)	(58,211)	-	(58,211)
Income tax and social contribution	-	-	-	(2,334)	-	(2,334)
Profit from (loss on) continued operations	(122,509)	17,820	(104,689)	(124,430)	17,820	(106,610)
Non-controlling interests	-	-	-	(1,921)	-	(1,921)
Net profit (loss) for the year	(122,509)	17,820	(104,689)	(122,509)	17,820	(104,689)

Statement of value added
Net value added produced by the entity	197,095	17,820	214,915	195,601	17,820	213,421
Value added received as transfer	(27,258)	-	(27,258)	4,797	-	4,797
Total value added to be distributed	169,837	17,820	187,657	200,398	17,820	218,218

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

3.    New standards, changes and interpretation of standards issued and not yet adopted

Beginning on January 1st, 2019, the following standard is in effect:

(i)                   IFRS 16 – Leases (CPC 06 R2)

This standard replaces the previous lease standard, IAS 17/CPC 06 (R1) – Leases, and related interpretation, and establishes the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, that is, the costumers (lessees) and providers (lessors).  Lessees are required to recognize a lease liability reflecting the future lease payments and a “right-of-use assets” for practically all lease contracts, except certain short-term leases and contracts of low-value assets. For lessors, the criteria for recognition and measurement of leases in the financial statements are substantially maintained.

The impact of the first-time adoption on the opening balance as of January 1st, 2019 is as follows:

	Company			Consolidated
	Originally reported balances	Impact from applying the CPC 06 R2 (Note 10)	Balances after applying the CPC 06 (R2) as of 01/01/2019	Originally reported balances	Impact from applying the CPC 06 R2 (Note 10)	Balances after applying the CPC 06 (R2) as of 01/01/2019
Statement of financial position
Assets
Total current assets	1,367,727	-	1,367,727	1,683,371	-	1,683,371
Total non-current assets	1,852,040	4,457	1,856,497	842,909	4,457	847,366
Total Assets	3,219,767	4,457	3,224,224	2,526,280	4,457	2,530,737

Liabilities
Total current liabilities	1,819,565	1,118	1,820,683	1,039,015	1,118	1,040,133
Total non-current liabilities	908,885	3,339	912,224	994,074	3,339	997,413
Total equity	491,317	-	491,317	493,191	-	493,191
Total liabilities and equity	3,219,767	4,457	3,224,224	2,526,280	4,457	2,530,737

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 3 to the individual and consolidated financial statements as of December 31, 2018.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

4.    Cash and cash equivalents and short-term investments

4.1.    Cash and cash equivalents

	Company		Consolidated
	09/30/2019	12/31/2018	09/30/2019	12/31/2018

Cash and banks	4,112	8,282	12,819	11,406
Government bonds (LFT)	-	20,898	-	20,898
Total cash and cash equivalents (Note 20.i.d, 20.ii.a and 20.iii)	4,112	29,180	12,819	32,304

4.2.    Short-term investments

	Company		Consolidated
	09/30/2019	12/31/2018	09/30/2019	12/31/2018

Fixed-income funds (a)	119,308	33,186	119,308	33,245
Government bonds (LFT)	227,134	-	227,134	-
Equity securities (d)	-	14,101	-	14,101
Securities purchased under resale agreements (b)	433	1,524	433	1,524
Bank certificates of deposit (c)	9,863	47,950	10,269	49,025
Restricted credits	23,413	6,066	24,253	6,961

Total short-term investments (Note 20.i.d, 20.ii.a and 20.iii)	380,147	102,827	381,397	104,856

(a)   Exclusive and open-end funds whose purpose is to invest in financial assets and/or fixed-income investment modalities that follow the fluctuations in interest rates in the interbank deposit market (CDI), by investing its funds mostly in investment fund shares and/or investment funds comprising investment fund shares.

(b)   As of September 30, 2019 and December 31, 2018, the IOF-exempt securities purchased under resale agreement include earned interests of 73% of Interbank Deposit Certificates (CDI)..

(c)   As of September 30, 2019, Certificates of Bank Deposit (CDBs) include interest earned through the statement of financial position’s reporting date, ranging from 90% to 103.5% (from 90% to 101.2% in 2018) of Interbank Deposit Certificates (CDI).

(d)   Equity securities are represented by investments in the shares of companies listed on Novo Mercado of B3, and which make up the IBrX index. These transactions were settled in the period ended February 8, 2019, and reported a gain of R$2,846.

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 4.2 to the financial statements as of December 31, 2018.

5.    Trade accounts receivable of development and services

	Company		Consolidated
	09/30/2019	12/31/2018	09/30/2019	12/31/2018

Real estate development and sales	526,392	650,535	610,804	737,291
( - ) Allowance for expected credit losses	(14,970)	(18,159)	(14,970)	(18,159)
( - ) Allowance for cancelled contracts	(68,920)	(82,847)	(68,920)	(82,847)
( - ) Present value adjustment	(10,652)	(17,897)	(11,309)	(19,391)
Services and construction and other receivables	13,228	15,346	13,372	25,115

Total trade accounts receivable of development and services (Note 20.i.d and 20.ii.a)	445,078	546,978	528,977	642,009

Current	340,260	391,557	409,212	467,992
Non-current	104,818	155,421	119,765	174,017

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

5.    Trade accounts receivable of development and services--Continued

The current and non-current portions have the following maturities:

	Company		Consolidated
Maturity	09/30/2019	12/31/2018	09/30/2019	12/31/2018

Past due:
Up to 90 days	21,614	46,777	28,299	64,177
From 91 to 180 days	28,304	20,716	32,952	21,832
Over 180 days	84,513	71,384	117,321	90,818
	134,431	138,877	178,572	176,827

Falling due:
2019	28,089	357,216	28,834	396,266
2020	274,825	107,945	300,091	118,400
2021	92,957	55,922	106,482	64,392
2022	2,510	1,568	2,749	1,727
2023 onwards	6,808	4,353	7,448	4,794
	405,189	527,004	445,604	585,579

( - ) Present value adjustment	(10,652)	(17,897)	(11,309)	(19,391)
( - ) Allowance for expected credit losses and cancelled contracts	(83,890)	(101,006)	(83,890)	(101,006)

	445,078	546,978	528,977	642,009

During the period ended September 30, 2019, the changes in the allowance for doubtful accounts are summarized as follows:

	Receivables	Properties for sale (Note 6)

Balance at December 31, 2018	(101,006)	83,842
Additions (Note 22)	(3,530)	-
Write-offs / Reversals (Note 22)	20,646	(19,648)
Balance at September 30, 2019	(83,890)	64,194

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 5 to the financial statements as of December 31, 2018.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

6.    Properties for sale

	Company		Consolidated
	09/30/2019	12/31/2018	09/30/2019	12/31/2018

Land	340,165	293,626	450,333	403,524
( - ) Provision for loss on realization of land	(79,946)	(96,972)	(79,946)	(96,972)
( - ) Present value adjustment	(6,144)	(14,416)	(6,271)	(14,570)
Properties under construction (Note 29)	252,113	327,980	330,342	403,732
Completed units	278,119	316,973	319,997	377,477
( - ) Provision for loss on realization of properties under construction and completed units	(65,279)	(66,106)	(66,804)	(67,632)
Allowance for cancelled contracts	64,194	83,842	64,194	83,842

Total properties for sale	783,222	844,972	1,011,845	1,089,401

Current	637,860	705,123	820,892	890,460
Non-current	145,362	139,804	190,953	198,941

In the period ended September 30, 2019, the change in the provision for loss on realization of properties for sale is summarized as follows:

	Company	Consolidated
Balance at December 31, 2018	(163,078)	(164,603)
Write-offs (a)	17,853	17,853

Balance at September 30, 2019	(145,225)	(146,750)

(a)    The amount of write-offs refers to the respective units sold in the period and venture revisions.

The amount of properties for sale offered as guarantee for financial liabilities is described in Note 12.

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 6 to the financial statements as of December 31, 2018.

7.    Other assets

	Company		Consolidated
	09/30/2019	12/31/2018	09/30/2019	12/31/2018

Advances to suppliers	8,657	6,735	9,391	7,424
Recoverable taxes (IRRF, PIS, COFINS, among other)	15,842	17,567	21,534	23,260
Judicial deposits (Note 16.a)	139,620	103,701	146,600	106,793
Total other assets	164,119	128,003	177,525	137,477

Current	54,326	35,396	64,366	42,283
Non-current	109,793	92,607	113,159	95,194

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

8.    Non-current assets held for sale

8.1 Land available for sale

       The changes in land available for sale are summarized as follows:

	Company			Consolidated
	Cost	Provision for impairment	Net balance	Cost	Provision for impairment	Net balance

Balance at December 31, 2018	146,182	(71,340)	74,842	149,488	(71,340)	78,148
Reversal / write-offs (a)	(49,833)	10,367	(39,466)	(49,833)	10,367	(39,466)
Balance at September 30, 2019	96,349	(60,973)	35,376	99,655	(60,973)	38,681

(a)     The amount of write-offs over the period mainly refers to the cancelled contract of land in  January 2019, located in the city of Rio de Janeiro, state of Rio de Janeiro.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.    Investments in ownership interests

(i)      Information on subsidiaries, associates and jointly-controlled investees

										Company				Consolidated
		Interest in capital - %		Total assets	Total liabilities	Equity and advance for future capital increase		Profit (loss) for the year		Investments		Income from equity method investments		Investments		Income from equity method investments
Subsidiaries:		09/30/2019	12/31/2018	09/30/2019	09/30/2019	09/30/2019	12/31/2018	09/30/2019	09/30/2018	09/30/2019	12/31/2018	09/30/2019	09/30/2018	09/30/2019	12/31/2018	09/30/2019	09/30/2018

Gafisa SPE- 130 Emp. Imob. Ltda.	-	100%	100%	76,417	9,860	66,556	67,400	(844)	(2,656)	66,556	67,400	(844)	(2,656)	-	-	-	-
Gafisa SPE-111 Emp. Imob. Ltda.	-	100%	100%	65,318	3,290	62,028	61,520	508	(420)	62,028	61,520	508	(420)	-	-	-	-
Maraville Gafsa SPE Emp. Imob. Ltda.	-	100%	100%	59,636	1,977	57,660	56,156	1,504	85	57,660	56,156	1,504	85	-	-	-	-
Gafisa SPE-104 Emp. Imob. Ltda.	-	100%	100%	102,121	47,483	54,638	48,467	4,670	4,463	54,638	48,467	4,670	4,463	-	-	-	-
Gafisa SPE-89 Emp. Imob. Ltda.	-	100%	100%	109,158	58,141	51,017	51,031	(13)	(193)	51,017	51,031	(13)	(193)	-	-	-	-
Gafisa SPE-51 Emp. Imob. Ltda.	-	100%	100%	48,513	2,488	46,025	45,997	28	11	46,025	45,997	28	11	-	-	-	-
Gafisa SPE - 127 Emp. Imob. Ltda.	-	100%	100%	46,300	400	45,900	45,905	(5)	(230)	45,900	45,905	(5)	(230)	-	-	-	-
Gafisa SPE 72 Emp. Imob. Ltda.	-	100%	100%	44,179	467	43,712	43,703	9	(115)	43,712	43,703	9	(115)	-	-	-	-
Gafisa SPE - 121 Emp. Imob. Ltda.	-	100%	100%	45,565	1,943	43,622	43,612	10	(786)	43,622	43,612	10	(786)	-	-	-	-
Gafisa SPE - 122 Emp. Imob. Ltda.	-	100%	100%	46,362	3,608	42,754	42,843	(89)	(6,348)	42,754	42,843	(89)	(6,348)	-	-	-	-
Gafisa SPE-110 Emp. Imob. Ltda.	-	100%	100%	40,707	776	39,931	39,933	(2)	(141)	39,931	39,933	(2)	(141)	-	-	-	-
Gafisa SPE - 120 Emp. Imob. Ltda.	-	100%	100%	37,939	493	37,446	37,447	(1)	(27)	37,446	37,447	(1)	(27)	-	-	-	-
Gafisa SPE-107 Emp. Imob. Ltda.	-	100%	100%	29,526	5	29,520	29,520	-	(2)	29,520	29,520	-	(2)	-	-	-	-
Gafisa SPE-137 Emp. Imob. Ltda.	-	100%	100%	28,287	-	28,287	28,287	-	-	28,287	28,287	-	-	-	-	-	-
SPE Parque Ecoville Emp. Imob. Ltda.	-	100%	100%	38,202	10,359	27,843	29,019	(1,176)	(1,424)	27,843	29,019	(1,176)	(1,424)	-	-	-	-
Gafisa SPE- 129 Emp. Imob. Ltda.	-	100%	100%	27,472	622	26,850	26,855	(5)	(55)	26,850	26,855	(5)	(55)	-	-	-	-
Gafisa SPE-41 Emp. Imob. Ltda.	-	100%	100%	26,615	8	26,607	26,605	2	20	26,607	26,605	2	20	-	-	-	-
Gafisa SPE-134 Emp. Imob. Ltda.	-	100%	100%	26,698	1,658	25,040	25,169	(129)	(2,604)	25,040	25,169	(129)	(2,604)	-	-	-	-
Gafisa SPE- 132 Emp. Imob. Ltda.	-	100%	100%	38,765	14,670	24,095	24,095	-	(48)	24,095	24,095	-	(48)	-	-	-	-
Verdes Pracas Inc. Imobiliaria SPE Ltda.	-	100%	100%	25,613	2,946	22,667	22,686	(18)	270	22,667	22,686	(18)	270	-	-	-	-
Gafisa SPE-112 Emp. Imob. Ltda.	-	100%	100%	21,923	95	21,828	21,828	-	(2)	21,828	21,828	-	(2)	-	-	-	-
Gafisa SPE - 126 Emp. Imob. Ltda.	-	100%	100%	19,525	3	19,522	19,506	16	(44)	19,522	19,506	16	(44)	-	-	-	-
Gafisa SPE 46 Emp. Imob. Ltda.	-	100%	100%	17,851	156	17,695	17,648	47	91	17,695	17,648	47	91	-	-	-	-
Edsp 88 Participações S.A.	-	100%	100%	29,369	12,682	16,687	16,512	175	89	16,687	16,512	175	89	-	-	-	-
Gafisa SPE 30 Emp. Imob. Ltda.	-	100%	100%	16,236	1	16,235	16,228	7	(57)	16,235	16,228	7	(57)	-	-	-	-
Gafisa SPE-92 Emp. Imob. Ltda.	-	100%	100%	15,842	126	15,716	15,694	22	10	15,716	15,694	22	10	-	-	-	-
Gafisa SPE-106 Emp. Imob. Ltda.	-	100%	100%	15,596	5	15,591	15,591	-	(5)	15,591	15,591	-	(5)	-	-	-	-
Manhattan Square Em. Im. Res. 02 Ltda	-	100%	100%	15,894	1,247	14,647	15,456	(809)	102	14,647	15,456	(809)	102	-	-	-	-
Gafisa SPE 33 Emp. Imob. Ltda.	-	100%	100%	196,463	182,995	13,468	13,014	138	328	13,468	13,014	138	328	-	-	-	-
Gafisa SPE 71 Emp. Imob. Ltda.	-	100%	100%	12,693	179	12,514	12,500	14	(21)	12,514	12,500	14	(21)	-	-	-	-
Gafisa SPE 65 Emp. Imob. Ltda.	-	100%	100%	11,415	289	11,126	11,091	35	52	11,126	11,091	35	52	-	-	-	-
Gafisa SPE-81 Emp. Imob. Ltda.	-	100%	100%	11,038	858	10,179	8,360	1,819	(24)	10,179	8,360	1,819	(24)	-	-	-	-
Gafisa SPE 36 Emp. Imob. Ltda.	-	100%	100%	9,138	294	8,844	8,845	-	(27)	8,844	8,845	-	(27)	-	-	-	-
Manhattan Square Em. Im. Com. 02 Ltda	-	100%	100%	8,854	601	8,254	8,254	-	30	8,254	8,254	-	30	-	-	-	-
Gafisa SPE-38 Emp. Imob. Ltda.	-	100%	100%	7,946	-	7,946	7,946	-	(2)	7,946	7,946	-	(2)	-	-	-	-
Gafisa SPE-109 Emp. Imob. Ltda.	-	100%	100%	7,204	50	7,154	7,162	(7)	(19)	7,154	7,162	(7)	(19)	-	-	-	-
Gafisa SPE-90 Emp. Imob. Ltda.	-	100%	100%	8,205	1,779	6,426	6,426	-	(44)	6,426	6,426	-	(44)	-	-	-	-
Gafisa SPE-37 Emp. Imob. Ltda.	-	100%	100%	7,113	768	6,345	6,559	(213)	(200)	6,345	6,559	(213)	(200)	-	-	-	-
OCPC01 Adjustment – capitalized interests	(a)			-	-	-	-	-	-	22,124	22,005	-	(2,409)	-	-	-	-
Other (*)				173,741	116,821	56,921	55,964	(2,334)	(13,108)	55,588	54,089	(1,541)	(16,324)	-	-	-	-
Subtotal Subsidiaries				1,569,439	480,143	1,089,296	1,080,834	3,359	(23,051)	1,110,087	1,100,964	4,152	(28,676)	-	-	-	-

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.    Investments in ownership interests--Continued

(i)     Information on subsidiaries, associates and jointly-controlled investees--Continued

										Company				Consolidated
		Interest in capital - %		Total assets	Total liabilities	Equity and advance for future capital increase		Profit (loss) for the year		Investments		Income from equity method investments		Investments		Income from equity method investments
Jointly-controlled investees:		09/30/2019	12/31/2018	09/30/2019	09/30/2019	09/30/2019	12/31/2018	09/30/2019	09/30/2018	09/30/2019	12/31/2018	09/30/2019	09/30/2018	09/30/2019	12/31/2018	09/30/2019	09/30/2018

Gafisa E Ivo Rizzo SPE-47 Emp. Imob. Ltda.	-	80%	80%	33,368	1,023	32,345	32,340	6	10	25,877	25,872	5	8	25,877	25,872	5	8
Sitio Jatiuca Emp. Imob. SPE Ltda	-	50%	50%	33,349	3,031	30,318	29,413	905	975	15,159	14,707	452	487	15,159	14,707	452	487
Varandas Grand Park Emp. Im. Spe Ltda	(b)	50%	50%	41,279	13,722	27,557	24,989	1,526	3,331	13,779	12,495	1,309	1,772	13,779	12,495	1,309	1,772
Gafisa SPE-116 Emp. Imob. Ltda.	-	50%	50%	32,266	6,981	25,286	22,537	2,748	(21,268)	12,643	11,268	1,375	(10,634)	12,643	11,268	1,375	(10,634)
Parque Arvores Empr. Imob. Ltda.	(b)	50%	50%	26,958	3,048	23,910	31,153	2,410	640	11,955	15,577	1,054	211	11,955	15,577	1,054	211
FIT 13 SPE Emp. Imobiliários Ltda.	-	50%	50%	23,055	3,246	19,809	19,706	102	23	9,905	9,853	51	11	9,905	9,853	51	11
Atins Emp. Imob.s Ltda.	-	50%	50%	23,199	3,647	19,551	17,729	1,823	1,332	9,776	8,864	911	666	9,776	8,864	911	666
Performance Gafisa General Severiano Ltda	-	50%	50%	11,944	77	11,866	11,701	167	172	5,933	5,850	83	86	5,933	5,850	83	86
Other (*)	(b)			110,442	70,475	39,968	56,340	(3,218)	(4,655)	20,703	30,223	(1,832)	(3,425)	31,204	40,450	(1,589)	(3,323)
Subtotal Jointly-controlled investees				335,860	105,250	230,610	245,908	6,469	(19,440)	125,730	134,709	3,408	(10,818)	136,231	144,936	3,651	(10,716)

Associates:
Alphaville Urbanismo S.A.	(e)	30%	30%	1,697,199	3,013,469	(1,316,271)	(937,369)	(419,334)	(533,555)	-	-	-	-	-	-	-	-
Citta Ville SPE Emp. Imob. Ltda.	-	50%	50%	5,162	839	4,323	14,465	1,622	1,473	2,161	7,233	811	737	2,161	7,233	811	737
Other (*)				1,166	39	1,127	1,134	(6)	11	509	510	(8)	5	1,234	1,236	(2)	7
Subtotal Associates				1,703,527	3,014,347	(1,310,821)	(921,770)	(417,718)	(532,071)	2,670	7,743	803	742	3,395	8,469	809	744

Subtotal subsidiaries, jointly-controlled investees e associates				3.608.826	3.599.740	9.085	404,972	(407,890)	(574,562)	1,238,487	1,243,416	8,363	(38,752)	139,626	153,405	4,460	(9,972)

Goodwill based on inventory surplus	-									3,000	3,000			-	-
Goodwill from remeasurement of investment in associate	(c)									161,100	161,100			161,100	161,100

Total Investments										1,402,587	1,407,516	8,363	(38,752)	300,726	314,505	4,460	(9,972)
(*) Includes companies with investment balances below R$ 5,000.

										Company				Consolidated
	Interest in capital - %		Total assets	Total liabilities	Equity and advance for future capital increase			Profit (loss) for the year		Investments		Income from equity method investments		Investments		Income from equity method investments
Provision for net capital deficiency (d):	09/30/2019	12/31/2018	09/30/2019	09/30/2019	09/30/2019	12/31/2018		09/30/2019	09/30/2018	09/30/2019	12/31/2018	09/30/2019	09/30/2018	09/30/2019	12/31/2018	09/30/2019	09/30/2018

Reserva das Palmeiras Incorp. SPE Ltda.	100%	100%	106	3,704	(3,598)	(3,598)		-	(5,146)	(3,598)	(3,598)	-	(5,146)	-	-	-	-
Manhattan Square Em. Im. Res. 01 Ltda	50%	50%	3,283	9,796	(6,513)	(2,247)		(250)	487	(3,257)	(1,124)	(2,133)	(845)	(3,257)	(1,124)	(2,133)	(845)
Manhattan Square Em. Im. Com. 01 Ltda	50%	50%	2,717	9,203	(6,485)	(4,225)		(230)	(595)	(3,243)	(2,113)	(1,130)	(242)	(3,243)	(2,113)	(1,130)	(242)
Gafisa SPE 69 Emp. Imob. Ltda.	100%	100%	1	1,244	(1,243)	(1,013)		(231)	(449)	(1,243)	(1,013)	(231)	(449)	-	-	-	-
Other (*)			37,159	38,262	(1,104)	(1,219)		49	(2,299)	(1,089)	(575)	117	3,489	(327)	(298)	892	645
Total provision for net capital deficiency			43,266	62,209	(18,943)	(12,302)	-	(662)	(8,002)	(12,430)	(8,423)	(3,377)	(3,193)	(6,827)	(3,535)	(2,371)	(442)

Total income from equity method investments												4,986	(41,945)			2,089	(10,414)

(*) Includes companies with investment balances below (R$ 5,000).

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.    Investments in ownership interests--Continued

(a)    Financial charges of the Company not recorded in the profit or loss of subsidiaries, as required by paragraph 6 of OCPC01.

(b)    The Company recorded expense of R$2,295 in Income from equity method investments for the period ended September 30, 2019 related to the recognition, by jointly-controlled entities, of prior year adjustments, in accordance with the ICPC09 (R2) - Individual, Separate and Consolidated Financial Statements and the Equity Method of Accounting.

(c)    Amount related to the goodwill arising from the remeasurement of the portion of the remaining investment of 30% in the associate AUSA, in the amount of R$161,100.

(d)    The provision for net capital deficiency is recorded in the heading “Other payables” (Note 15).

(e)    In view of the net capital deficiency of AUSA, and in line with CPC 18 (R2) – Investment in Associates, Subsidiaries and Joint Ventures, the Company discontinued the recognition of its interest in future losses after reducing to zero the carrying amount of the 30% interest.

(ii)    Information on significant investees

	Significant investees:		Other investees:
	Alphaville Urbanismo S.A.		Subsidiaries		Jointly-controlled investees		Associates
	09/30/2019	12/31/2018	09/30/2019	12/31/2018	09/30/2019	12/31/2018	09/30/2019	12/31/2018

Cash and cash equivalents	Not available	11,282	39,432	989	35,250	33,193	2,163	1,511
Current assets	Not available	974,853	1,298,140	1,278,206	302,968	322,413	6,244	18,253
Non-current assets	Not available	908,617	271,299	275,032	32,892	47,892	84	43
Current liabilities	Not available	594,844	474,604	433,047	82,686	95,864	702	1,782
Non-current liabilities	Not available	2,255,091	5,539	39,357	22,564	28,533	176	915

	09/30/2019	09/30/2018	09/30/2019	09/30/2018	09/30/2019	09/30/2018	09/30/2019	09/30/2018
Net revenue	27,107	101,497	54,505	106,509	53,271	53,039	228	1,086
Operating costs	Not available	Not available	(34,056)	(115,182)	(38,467)	(59,561)	(26)	(1,055)
Depreciation and amortization	Not available	Not available	(1,114)	(963)	(21)	(4)	-	-
Financial income (expense)	Not available	Not available	(793)	(4,163)	(2,374)	(3,773)	282	4
Income tax and social contribution	Not available	Not available	(1,204)	(2,331)	(1,472)	(1,507)	(87)	(43)
Profit (loss) from continued operations	(603,985)	(533,555)	3,359	(23,051)	6,469	(19,440)	1,616	1,484

(iii)   Change in investments

	Company	Consolidated

Balance at December 31, 2018	1,407,516	314,505
Income from equity method investments	8,363	4,460
Capital contribution (decrease)	(15,845)	(17,682)
Transfer of investment with net capital deficiency	-	-
Dividends receivable	(1,040)	-
Other Investments	3,593	(557)
Balance at September 30, 2019	1,402,587	300,726

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 9 to the financial statements as of December 31, 2018.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

10.  Property and equipment

In the period ended September 30, 2019, the changes in property and equipment items are summarized as follows.

			Company					Consolidated
Type	12/31/2018	First-time adoption CPC 06 (R2) (Note 3)	Additions	Write-offs	100% depreciated items	09/30/2019	12/31/2018	First-time adoption CPC 06 (R2) (Note 3)	Additions	Write-offs	100% depreciated items	09/30/2019
Cost
Hardware	10,108	-	318	-	(1,331)	9,095	10,297	-	318	-	(1,331)	9,284
Leasehold improvements and installations	785	-	-	-	-	785	834	-	-	-	(63)	771
Furniture and fixtures	637	-	-	-	-	637	764	-	-	-	(1)	763
Machinery and equipment	2,640	-	-	-	(79)	2,561	2,640	-	-	-	(79)	2,561
Right-of-use assets	-	4,457	-	(902)	-	3,555	4,457	4,457	-	(902)	-	3,555
Sales stands	11,001	-	174	(1,727)	(3,309)	6,139	16,541	-	202	(1,727)	(3,309)	11,707
	25,171	4,457	492	(2,629)	(4,719)	22,772	31,076	4,457	520	(2,629)	(4,783)	28,641

Accumulated depreciation
Hardware	(2,100)	-	(2,461)	-	1,331	(3,230)	(2,129)	-	(2,499)	-	1,331	(3,297)
Leasehold improvements and installations	(427)	-	(266)	-	-	(693)	(436)	-	(274)	-	63	(647)
Furniture and fixtures	(447)	-	(48)	-	-	(495)	(563)	-	(49)	-	1	(611)
Machinery and equipment	(2,136)	-	(194)	-	79	(2,251)	(2,136)	-	(194)	-	79	(2,251)
Right-of-use assets	-	(1,319)	-	-	-	(1,319)	-	(1,319)	-	-	-	(1,319)
Sales stands	(2,777)	-	(2,805)	1,546	3,309	(727)	(5,739)	-	(3,693)	1,546	3,309	(4,577)
	(7,887)	(1,319)	(5,774)	1,546	4,719	(8,715)	(11,003)	(1,319)	(6,709)	1,546	4,783	(12,702)

Total property and equipment	17,284	3,138	(5,282)	(1,083)	-	14,057	20,073	3,138	(6,189)	(1,083)	-	15,939

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 10 to the financial statements as of December 31, 2018.

11.  Intangible assets

In the period ended September 30, 2019, the changes in intangible asset items are summarized as follows.

	Company
	12/31/2018					09/30/2019
	Balance	Additions	Write-offs	Amortizations	100% amortized items	Balance

Software – Cost	24,885	468	-	-	(5,942)	19,411
Software – Depreciation	(13,886)	-	-	(3,533)	5,942	(11,477)
Total intangible assets	10,999	468	-	(3,533)	-	7,934

	Consolidated
	12/31/2018					09/30/2019
	Balance	Additions	Write-offs	Amortizations	100% amortized items	Balance

Software – Cost	26,285	468	-	-	(5,942)	20,811
Software – Depreciation	(14,515)	-	-	(3,712)	5,942	(12,285)
Total intangible assets	11,770	468	-	(3,712)	-	8,526

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 11 to the financial statements as of December 31, 2018.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

12.  Loans and financing

			Company		Consolidated
Type	Maturity	Annual interest rate	09/30/2019	12/31/2018	09/30/2019	12/31/2018

National Housing System - SFH /SFI	October 2019 to July 2021	8.30% to 14.20% + TR 12.87% and 143% of CDI	408,706	464,992	443,488	528,140
Certificate of Bank Credit - CCB (i)	March 2021 to August 2021	Fixed 19.56% 2.5%/ 3.70%/ 4.25%+CDI	52,693	95,607	52,693	95,607
Other transactions			10,374	-	10,374	-

Total loans and financing (Note 20.i.d, 20.ii.a and 20.iii)			471,773	560,599	506,555	623,747

Total current			329,984	252,919	364,766	285,612
Non-current			141,789	307,680	141,789	338,135

(i) In the period ended September 30, 2019, the Company made payments in the total amount of R$150,820, of which R$127,201 related to principal and R$23,618 related to the interest payable. Additionally, during the period the Company contracted a CCB transaction in the amount of R$10,000, with final maturity in April 2022.

The current and non-current portions have the following maturities:

	Company		Consolidated
Maturity	09/30/2019	12/31/2018	09/30/2019	12/31/2018

2019	211,924	252,919	217,297	285,612
2020	145,625	186,163	175,034	216,618
2021	110,464	121,517	110,464	121,517
2022	3,760	-	3,760	-
	471,773	560,599	506,555	623,747

The Company and its subsidiaries have restrictive covenants under certain loans and financing that limit their ability to perform certain actions, such as issuing debt, and that could require the acceleration or refinancing of loans if the Company does not fulfill certain restrictive covenants.

The ratios and minimum and maximum amounts required under restrictive covenants for loan and financing transactions are as follows:

	09/30/2019	12/31/2018

Loans and financing
Net debt cannot exceed 100% of equity plus non-controlling interests (a)	Settled debt	152.53%
Total receivables(1) plus inventories required to be below zero or 2.0 times over venture debt(2)	4.63 times	4.51 times
Total receivables(1) plus inventories of completed units required to be below zero or 2.0 times over net debt less venture debt(2)	-15.01 times	7.09 times
Total debt, less venture debt, less cash and cash equivalents and short-term investments(3), cannot exceed 75% of equity plus non-controlling interests	-11.34%	45.44%
Total receivables(1) plus unappropriated income plus total inventories of completed units required to be 1.5 time over the net debt plus payable for purchase of properties plus unappropriated cost	2.89 times	1.81 time
Total receivables(1) plus total inventories required to be below zero or 2.0 times over net debt	Settled debt	3.17 times

(1)   Total de receivables, whenever mentioned, refers to the amount reflected in the Statement of Financial Position plus the amount not shown in the Statement of Financial Position.

(2)   Venture debt and secured guarantee debt refer to SFH debts, defined as the sum of all disbursed borrowing contracts which funds were provided by the SFH.

(3)   Cash and cash equivalents and short-term investments refer to cash and cash equivalents and marketable securities.

(a)  For the year ended December 31, 2018, the covenant limit is 100%, according to the waiver obtained from the creditor.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

12.  Loans and financing--Continued

The following table shows the summary of financial expenses and charges and the capitalized portion in the line item properties for sale.

	Company		Consolidated
	09/30/2019	09/30/2018	09/30/2019	09/30/2018

Total dos financial charges for the year	66,184	68,683	68,205	81,284
Capitalized financial charges (Note 30.i)	(17,756)	(11,365)	(25,229)	(27,908)
Subtotal (Note 24)	48,428	57,318	42,976	53,376

Financial charges included in “Properties for sale”:

Opening balance	211,465	290,631	223,807	301,025
Capitalized financial charges	17,756	11,365	25,229	27,908
Financial charges related to cancelled land contract (Note 8.1)	(8,955)	-	(8,955)	-
Charges recognized in profit or loss (Note 23)	(21,757)	(85,637)	(30,356)	(99,397)
Closing balance	198,509	216,359	209,725	229,536

The recorded amount of properties for sale offered as guarantee for loans, financing and debentures is R$471,738 (R$552,752 as of December 31, 2018).

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 12 to the financial statements as of December 31, 2018.

13.  Debentures

				Company and Consolidated
Program/placement	Principal - R$	Annual interest	Final Maturity	09/30/2019	12/31/2018

Tenth placement (i)	36,667	IPCA + 8.37%	January 2021	49,646	49,299
Eleventh placement – 1st series A (ii)	64,451	CDI + 5.25%	February 2020	64,376	69,831
Twelfth placement (iii)	62,011	CDI + 3.75%	July 2020	61,562	65,714
Thirteenth placement (iv)	64,075	CDI + 3.00%	June 2022	62,353	80,822
Fourteenth placement (v) (a)	6,114	CDI + 5.00%	October 2020	6,334	-
Total debentures (Note 20.i.d, 20.ii.a, 20.iii and 30.ii)				244.271	265.666

Current				179,423	62,783
Non-current				64,848	202,883

(a)    On April 14, 2019, the Company approved the 14th Private Placement of Non-convertible Debentures, with general guarantee, in sole series in the total amount of up to R$40,000, with final maturity in October 2020. The net proceeds from the placement will be fully and solely used in the development of real estate ventures called “Gafisa Square Ipiranga” and “Moov Espaço Cerâmica”, and their guarantees are represented by the fiduciary assignment of real estate receivables and conditional sale of units. The face value of the Placement will accrue interest corresponding to the cumulative change in Interbank Deposit (DI) plus a surcharge equivalent to 5%p.a..

In the period ended September 30, 2019, the Company made the following payments:

	Face value placement	Interest payable	Total amortization
(i)	-	3,787	3,787
(ii)	4,619	6,195	10,814
(iii)	16,718	4,864	21,582
(iv)	4,657	4,756	9,413
	25,994	19,602	45,596

The current and non-current portions have the following maturities:

	Company and Consolidated
Maturity	09/30/2019	31/122018

2019	36,251	62,783
2020	165,019	157,700
2021	41,422	43,391
2022	1,579	1,792
	244,271	265,666

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

13.  Debentures--Continued

The Company is compliant with the restrictive covenants of debentures at the reporting date of this quarterly information. The ratios and minimum and maximum amounts required under such restrictive covenants are as follows:

	09/30/2019	12/31/2018

Tenth placement
Total receivables(1) plus inventories required to be below zero or 2.0 times over net debt less venture debt(2)	-23.25 times	12.87 times
Total debt, less venture debt(2), less cash and cash equivalents and short-term investments(3), cannot exceed 75% of equity plus non-controlling interests	-11.34%	22.73%

(1)   Total receivables, whenever mentioned, refers to the amount reflected in the Statement of Financial Position plus the amount not shown in the Statement of Financial Position.

(2)   Venture debt and secured guarantee debt refer to SFH debts, defined as the sum of all disbursed borrowing contracts which funds were provided by SFH.

(3)   Cash and cash equivalents and short-term investments refer to cash and cash equivalents and marketable securities.

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 13 to the financial statements as of December 31, 2018.

14.  Obligations assumed on assignment of receivables

The transactions of assignment of the receivable portfolio are as follows:

	Company		Consolidated
	09/30/2019	12/31/2018	09/30/2019	12/31/2018

Obligation CCI June/2011	350	376	444	882
Obligation CCI December/2011	255	363	255	372
Obligation CCI July/2012	4	10	4	10
Obligation CCI November/2012	-	-	2.574	2.547
Obligation CCI December/2012	2,899	3,151	2,899	3,151
Obligation CCI November/2013	341	348	1,829	1,877
Obligation CCI November/2014	1,274	1,299	1,852	1,895
Obligation CCI December/2015	3,420	3,569	7,565	7,797
Obligation CCI March/2016	9,036	8,863	9,848	9,645
Obligation CCI May/2016	4,540	5,064	6,078	6,790
Obligation CCI August/2016	3,039	2,985	3,120	3,075
Obligation CCI December/2016	7,064	7,158	7,332	7,441
Obligation CCI March/2017	10,934	11,458	11,187	11,704

Total obligations assumed on assignment of receivables (Note 20.i.d and 20.ii.a)	43,156	44,644	54,987	57,186

Current	18,469	18,554	24,818	25,046
Non-current	24,687	26,090	30,169	32,140

The current and non-current portions have the following maturities:

	Company		Consolidated
Maturity	09/30/2019	12/31/2018	09/30/2019	12/31/2018

2019	15,219	18,554	20,912	25,046
2020	10,354	10,326	13,029	12,381
2021	6,635	5,366	8,461	7,791
2022	3,259	2,629	3,801	3,092
2023 onwards	7,689	7,769	8,784	8,876
	43,156	44,644	54,987	57,186

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 14 to the financial statements as of December 31, 2018.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

15.  Other payables

	Company		Consolidated
	09/30/2019	12/31/2018	09/30/2019	12/31/2018

Cancelled contracts payable and allowance for cancelled contracts	74,319	71,065	95,549	89,461
Warranty provision	18,022	21,940	18,022	21,940
Long-term PIS and COFINS (deferred and payable)	6,205	8,284	7,213	9,622
Provision for net capital deficiency (Note 9.i.d)	12,430	8,423	6,827	3,535
Long-term suppliers (Note 20.i.d)	2,379	12,049	2,568	14,734
Forward transactions - Share repurchase program (Note 20.ii a and 20.iii)	-	38,879	-	38,879
Share-based payment - Phantom Shares (Note 18.4)	1,431	4,602	1,431	4,602
Other liabilities	3,902	9,418	5,730	11,038
Total other payables	118,688	174,660	137,340	193,811

Current	111,592	156,498	129,049	173,951
Non-current	7,096	18,162	8,291	19,860

16.  Provisions for legal claims and commitments

In the period ended September 30, 2019, the changes in the provision are summarized as follows:

Company	Civil lawsuits	Tax proceedings	Labor claims	Total
Balance at December 31, 2018	235,294	637	55,133	291,064
Additional provision (Note 23) (i)	33,478	1,257	10,643	45,378
Payments and reversals of provision not used	(38,452)	(52)	(11,036)	(49,540)
Balance at September 30, 2019	230,320	1,842	54,740	286,902

Current	157,764	581	17,993	176,338
Non-current	72,556	1,261	36,747	110,564

Consolidated	Civil lawsuits	Tax proceedings	Labor claims	Total
Balance at December 31, 2018	235,482	637	57,690	293,809
Additional provision (Note 23) (i)	33,655	1,257	10,973	45,885
Payments and reversals of provision not used	(38,450)	(52)	(10,947)	(49,449)
Balance at September 30, 2019	230,687	1,842	57,716	290,245

Current	158,131	581	20,969	179,681
Non-current	72,556	1,261	36,747	110,564

(i)  Of this amount: (a) R$ 4,520 refers to the provision for civil lawsuits due to late delivery of units; (b) R$ 3,104 refers to the provision for a lawsuit that claims damages, due to the supposed construction defect in a venture located in Rio de Janeiro, state of Rio de Janeiro.

(a)     Civil lawsuits, tax proceedings and labor claims

As of September 30, 2019, the Company and its subsidiaries have deposited in court the amount of R$133,124 (R$103,701 in 2018) in the Company’s balance, and R$135,749 (R$106,793 in 2018) in the Consolidated balance (Note 7).

	Company		Consolidated
	09/30/2019	12/31/2018	09/30/2019	12/31/2018

Civil lawsuits	74,041	48,411	77,063	48,992
Tax proceedings	46,185	38,859	48,176	40,031
Labor claims	19,394	16,431	21,361	17,770
Total (Note 7)	139,620	103,701	146,600	106,793

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

16.  Provisions for legal claims and commitments--Continued

(a)   Civil lawsuits, tax proceedings and labor claims--Continued

(i)             Lawsuits in which likelihood of loss is rated as possible

As of September 30, 2019, Company and its subsidiaries are aware of other civil, labor and tax claims and risks. Based on the history of probable lawsuits and the specific analysis of main claims, the measurement of the claims with likelihood of loss considered possible amounted to R$403,405 (R$318,322 in 2018) in the Company’s statement and R$404,669 (R$319,902 in 2018) in the consolidated statement, based on average past outcomes adjusted to current estimates, for which the Company’s Management believes it is not necessary to recognize a provision for occasional losses.

	Company		Consolidated
	09/30/2019	12/31/2018	09/30/2019	12/31/2018

Civil lawsuits	278,245	197,090	278,311	197,142
Tax proceedings	98,671	94,341	98,906	94,541
Labor claims	26,489	26,891	27,452	28,219
Total	403,405	318,322	404,669	319,902

(b)     Payables related to the completion of real estate ventures

There was no material change in relation to the information disclosed in Note 16(i)(b) to the financial statements as of December 31, 2018.

(c)      Other commitments

In addition to the commitments mentioned in Notes 6, 12 and 13, the Company currently has commitments related to the rental of a commercial property where its facilities are located, at a monthly cost of R$167 (rent, condominium fees, and IPTU), indexed to the IGP-M/FGV change and the contract expires in August 2024.

The estimate of minimum future rent payments totals R$9,221, considering the above-mentioned contract expiration, as follows:

Consolidated
Estimate of payment	09/30/2019

2019	487
2020	2,057
2021	2,139
2022	2,224
2023 onwards	2,314
9,221

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 16 to the financial statements as of December 31, 2018.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

17.  Payables for purchase of properties and advances from customers

		Company		Consolidated
	Maturity	09/30/2019	12/31/2018	09/30/2019	12/31/2018

Payables for purchase of properties	October 2019 to November 2022	84,300	122,072	98,941	137,170
Present value adjustment		(6,189)	(14,455)	(6,782)	(15,075)
Advances from customers
Development and services		1,857	9,337	2,725	12,069
Barter transaction – Land (Note 30 (i))		103,124	117,145	158,086	175,267

Total payables for purchase of properties and advance from customers (Notes 20.i.d and 20.ii.a)		183,092	234,099	252,970	309,431

Current		74,312	82,264	105,823	113,355
Non-current		108,780	151,835	147,147	196,076

The current and non-current portions fall due as follows:

	Company		Consolidated
Maturity	09/30/2019	12/31/2018	09/30/2019	12/31/2018

2019	39,879	82,265	105,823	113,354
2020	44,112	56,591	47,094	85,504
2021	33,817	44,203	51,570	50,954
2022	41,673	50,130	38,633	58,696
2023 onwards	23,611	910	9,850	923
	183,092	234,099	252,970	309,431

18.  Equity

18.1.  Capital

On June 24, 2019, the Board of Directors ratified the increase in capital approved in its meeting held on April 15, 2019, by subscription and payment of 26,273,962 new common shares, of which 12,170,035 are new shares subscribed and paid-in by the shareholders who exercised their preemptive rights at the price of R$5.12, and 14,103,927 are new shares subscribed and paid-in by the shareholders who subscribed the remaining shares of the capital increase at the price of R$4.96, totaling R$62,311 and R$69,955, respectively.

Therefore, as of September 30, 2019 the Company's authorized and paid-in capital amounted to R$2,653,584 (R$2,521,319 as of December 31, 2018), represented by 71,031,876 (43,357,589 as of December 31, 2018) registered common shares, with no par value, of which 3,126,601 (3,943,420 in 2018) were held in treasury. Additionally, in the context of the capital increase approved by the Board of Directors in the meeting held on August 15, 2019, the Company recorded the amount of R$206,927 as advance for future capital increase related to the 37,083,771 common shares subscribed and paid-in by the shareholders at the issue price of R$5.58. The capital increase was ratified on October 23, 2019 (Note 31 (ii)).

According to the Company’s Articles of Incorporation, capital may be increased without need of making amendment to it, upon resolution of the Board of Directors, which shall set the conditions for issuance within the limit of 120,000,000 (one hundred and twenty million) common shares.

On April 24, 2019, the Company disclosed a Notice to the Market informing about the re-issue of 1,400,325 shares of the Company, related to the previously cancelled shares, of which (i) 1,030,325 shares had been cancelled in the meeting of the Board of Directors on December 19, 2018; and (ii) 370,000 shares had been cancelled on January 22, 2019, according to the resolution taken at the Extraordinary Shareholders’ Meeting held on April 15, 2019.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

18.  Equity--Continued

18.1.  Capital--Continued

In the period ended September 30, 2019, the Company transferred 9,174 shares (13,319 in 2018), in the total amount of R$141 (R$530 in 2018) related to the exercise of options under the stock option plan of common shares by the beneficiaries, for which it received the total amount of R$148 (R$418 in 2018).

	Treasury shares
	Type	GFSA3	R$	%	Market value (*) R$ thousand		Carrying value R$ thousand
Acquisition date		Number (i)	Weighted average price	% - on shares outstanding	09/30/2019	12/31/2018	09/30/2019	12/31/2018
2001	11/20/2001	44,462	38.9319	0.07%	264	751	1,731	491,731

2013	Acquisitions	1,372,096	51.9927	2.02%	8,150	23,188	71,339	71,339

2014	Acquisitions	3,243,947	35.5323	4.78%	19,269	54,823	115,265	115,265
2014	Transfers	(405,205)	43.3928	-0.60%	(2,407)	(6,848)	(17,583)	(17,583)
2014	Cancellations	(2,039,086)	44.9677	-3.00%	(12,112)	(34,461)	(91,693)	(91,693)

2015	Acquisitions	884,470	27.3124	1.30%	5,254	14,948	24,157	24,157
2015	Transfers	(90,622)	33.3473	-0.13%	(538)	(1,531)	(3,022)	(3,022)
2015	Cancellations	(2,225,020)	33.3543	-3.28%	(13,217)	(37,603)	(74,214)	(74,214)

2016	Acquisitions	334,020	26.0254	0.82%	1,984	5,645	8,693	8,693
2016	Transfers	(68,814)	31.2290	-0.10%	(409)	(1,163)	(2,149)	(2,149)

2017	Transfers	(112,203)	30.6320	-0.17%	(666)	(1,896)	(3,435)	(3,435)

2018	Acquisitions	13,221,300	13.4953	19.47%	78,535	223,440	178,425	178,425
2018	Transfers	(17,319)	30.6022	-0.03%	(103)	(293)	(530)	(530)
2018	Cancellation	(1,030,326)	14.4847	-1.52%	(6,120)	(17,412)	(14,924)	(14,924)
2018	Disposal	(9,168,280)	16.1463	-13.50%	(54,459)	(154,944)	(133,110)	(133,110)

2019	Acquisitions	6,794,011	14.7355	10.01%	40,356	-	100,113	-
2019	Transfers	(9,174)	15.3695	-0.01%	(54)	-	(141)	-
2019	Cancellation	(370,000)	15.5324	-0.54%	(2,197)	-	(5,747)	-
2019	Disposal	(7,231,655)	14.8699	-10.65%	(42,955)	-	(107,534)	-
		3,126,601	14.5976	4.61%	18,575	66,644	45,641	58,950

 (*)    Market value calculated based on the closing share price on September 30, 2019 of R$5.94 (R$16.90 in 2018) not considering the effect of occasional volatilities.

(i) Amount shown adjusted by the reverse split of shares at the ratio of 13.483023074 to 1 performed on March 23, 2017.

The Company holds shares in treasury acquired in 2001 in order to guarantee the performance of lawsuits (Note 16(a)(i)).

The change in the number of outstanding shares is as follows:

Common shares - In thousands
Outstanding shares as of December 31, 2018	38,599
Subscription of shares	27,674
Transfer related to the stock option plan	9
Repurchase of shares	(7,164)
Disposal of shares	7,232
Cancellation of treasury shares	370
Change in shares held by the management members of the Company	1,172
Outstanding shares as of September 30, 2019	67,892

Weighted average shares outstanding (Note 27)	52,299

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

18.  Equity--Continued

18.2.  Stock option plan

Expenses for granting stocks are recorded under the account “General and administrative expenses” (Note 23) and showed the following effects on profit or loss in the periods ended September 30, 2019 and 2018:

	Company and Consolidated
	09/30/2019	09/30/2018

Equity-settled stock option plans	-	1,777
Phantom Shares	2,698	(499)
Total stock grant expenses (Note 23)	2,698	1,278

The Company has a total of six stock option plans comprising common shares, launched in 2012, 2013, 2014, 2015, 2016 and 2018 which follows the rules established in the Stock Option Plan of the Company.

The granted options entitle their holders (beneficiaries) to purchase common shares of the Company’s capital, after periods that range from one to four years of employment (essential condition to exercise the option), and expire  six to ten years after the grant date.

The fair value of options is set on the grant date, and it is recognized as expense in profit or loss (as contra-entry to equity) during the grace period of the plan, to the extent the services are provided by employees and management members.

Changes in the stock options outstanding in the period ended September 30, 2019 and year ended December 31, 2018, including the respective weighted average exercise prices are as follows:

	2019		2018
	Number of options	Weighted average exercise price (Reais)	Number of options	Weighted average exercise price (Reais)
Options outstanding at the beginning of the year	1,239,557	15.58	841,172	16.99
Options granted	-	-	2,685,474	15.00
Options exercised (i)	(9,174)	(16.16)	(21,079)	(16.25)
Options cancelled for forfeiture	-	-	(2,252,076)	(15.00)
Options cancelled and adjustment to the number due to the discontinued operations of Tenda, net	-	-	(13,934)	(0.09)
Options outstanding at the end of the period	1,230,383	16.64	1,239,557	15.58

(i) In the period ended June 30, 2019, the amount received through exercised options was R$148 (R$418 in 2018).

As of September 30, 2019, the stock options outstanding and exercisable are as follows:

Options outstanding			Options exercisable
Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price (R$)	Number of options	Weighted average exercise price (R$)

1,230,383	8.06	16.64	519,064	19.47

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

18.  Equity--Continued

18.2.  Stock option plan -- Continued

In the period ended September 30, 2019, the Company did not grant options in connection with its stock option plans of common shares (2,685,474 options granted in 2018).

The models used by the Company for pricing granted options are the Binomial model for traditional options and the MonteCarlo model for options in the Restricted Stock Option format.

18.3.  Share-based payment – Phantom Shares

The Company has a total of two cash-settled share-based payment plans with fixed terms and conditions, according to the plans approved by the Company, launched in 2015 and 2016.

As of September 30, 2019, the amount of R$1,431 (R$4,602 in 2018), related to the fair value of the phantom shares granted, is recognized in the heading “Other payables” (Note 15).

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 18 to the financial statements as of December 31, 2018.

19.  Income tax and social contribution

The reconciliation of the effective tax rate for the periods ended September 30, 2019 and 2018 is as follows:

	Company		Consolidated
	09/30/2019	09/30/2018	09/30/2019	09/30/2018

Loss before income tax and social contribution, and statutory interest	(60,746)	(104,689)	(59,404)	(104,276)
Income tax calculated at the applicable rate - 34%	20,654	35,594	20,197	35,454

Net effect of subsidiaries and ventures taxed by presumed profit and RET				(10,867)
Income from equity method investments	(1,695)	(23,421)	(710)	(12,701)
Stock option plan	(121)	(881)	(121)	(881)
Other permanent differences	-	(829)	-	(829)
Charges on payables to venture partners	-	(136)	-	207
Unrecognized tax credits	(18,838)	(10,327)	(20,587)	(12,717)
			(1,221)	(2,334)

Tax expenses - current	-	-	(1,221)	(2,334)
Tax income (expenses) - deferred	-	-	-	-

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

19.  Income tax and social contribution--Continued

 (i)    Deferred income tax and social contribution

As of September 30, 2019 and December 31, 2018, deferred income tax and social contribution are from the following sources:

	Company		Consolidated
	09/30/2019	12/31/2018	09/30/2019	12/31/2018
Assets
Provisions for legal claims	97,547	98,962	98,683	99,895
Temporary differences – Deferred PIS and COFINS	15,316	15,722	15,316	15,722
Provision for realization of non-financial assets	261,859	264,022	261,859	264,022
Temporary differences - CPC adjustment	16,616	22,796	16,616	22,796
Other provisions	8,925	11,838	8,925	11,838
Income tax and social contribution loss carryforwards	393,905	356,474	413,926	375,007
	794,168	769,814	815,325	789,280

Unrecognized tax credits of continued operations	(723,344)	(686,400)	(744,265)	(705,866)
	(723,344)	(686,400)	(744,265)	(705,866)
Liabilities
Discounts	(2,069)	(2,069)	(2,069)	(2,069)
Temporary differences - CPC adjustment	(64,400)	(67,170)	(64,400)	(67,170)
Income taxed between cash and accrual basis	(53,727)	(63,547)	(53,963)	(63,547)
	(120,196)	(132,786)	(120,432)	(132,786)

Total net	(49,372)	(49,372)	(49,372)	(49,372)

The balances of income tax and social contribution loss carryforwards for offset are as follows:

Company
09/30/2019			12/31/2018
Income tax	Social contribution	Total	Income tax	Social contribution	Total

Balance of income tax and social contribution loss carryforwards

1,158,543	1,158,543	-	1,048,452	1,048,452	-

Deferred tax asset (25%/9%)

289,636	104,269	393,905	262,113	94,361	356,474

Recognized deferred tax assets

14,662	5,278	19,940	15,273	5,498	20,771

Unrecognized deferred tax asset

274,974	98,991	373,965	246,840	88,863	335,703
Consolidated
09/30/2019			12/31/2018
Income tax	Social contribution	Total	Income tax	Social contribution	Total

Balance of income tax and social contribution loss carryforwards

1,217,430	1,217,430	-	1,104,648	1,104,648	-

Deferred tax asset (25%/9%)

304,357	109,569	413,926	276,162	99,418	375,580

Recognized deferred tax asset

14,662	5,278	19,940	15,273	5,498	20,771

Unrecognized deferred tax asset

289,695	104,291	393,986	260,889	93,920	354,809

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 19 to the financial statements as of December 31, 2018.

20.  Financial instruments

The Company and its subsidiaries engage in operations involving financial instruments. These instruments are managed through operational strategies and internal controls aimed at providing liquidity, return and safety. The use of financial instruments for hedging purposes is achieved through a periodical analysis of exposure to the risk that the management intends to cover (exchange, interest rate, etc.) which is submitted to the corresponding Management bodies for approval and performance of the proposed strategy. The control policy consists of ongoing monitoring of the contracted conditions in relation to the prevailing market conditions. The Company and its subsidiaries do not use derivatives or any other risky assets for speculative purposes. The result from these operations is consistent with the policies and strategies devised by the Company’s Management. The Company and its subsidiaries operations are subject to the risk factors described below:

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.  Financial instruments--Continued

 (i)    Risk considerations

a)    Credit risk

There was no significant change in relation to the credit risks disclosed in Note 20(i)(a) to the financial statements as of December 31, 2018.

b)    Derivative financial instruments

As of September 30, 2019, the Company did not have any derivative instrument to mitigate the risk arising from its exposure to index and interest volatility recognized at their fair value in profit or loss for the year.

In the period ended September 30, 2019, there was no income amount (R$20 in 2018) in the Company’s and Consolidated statements, related to the net proceeds of interest swap transaction..

c)    Interest rate risk

There was no significant change in relation to the interest rate risks disclosed in Note 20(i)(c) to the financial statements as of December 31, 2018.

d)    Liquidity risk

There was no significant change in relation to the liquidity risks disclosed in Note 20(i)(d) to the financial statements as of December 31, 2018.

The maturities of financial instruments of loans, financing, suppliers, debentures, forward transactions, obligations assumed on assignment of receivables, suppliers, payables for purchase of properties and advance from customers are as follows:

Period ended September 30, 2019	Company
Liabilities	Less than 1 year	1 to 3 years	4 to 5 years	Over 5 years	Total
Loans and financing (Note 12)	329,984	141,789	-	-	471,773
Debentures (Note 13)	179,423	64,848	-	-	244,271
Obligations assumed on assignment of receivables (Note 14)	18,469	16,053	4,529	4,105	43,156
Suppliers (Note 15 and Note 20.ii.a)	113,494	2,379	-	-	115,873
Payables for purchase of properties and advance from customers (Note 17)	74,312	78,744	30,036	-	183,092
	715,682	303,813	34,566	4,105	1,058,165
Assets
Cash and cash equivalents and short-term investments (Notes 4.1 and 4.2)	384,259	-	-	-	384,259
Trade account receivable (Note 5)	323,759	96,651	8,167	-	445,078
	724,519	96,651	8,167	-	829,337

Period ended September 30, 2019	Consolidated
Liabilities	Less than 1 year	1 to 3 years	4 to 5 years	Over 5 years	Total
Loans and financing (Note 12)	364,766	141,789	-	-	506,555
Debentures (Note 13)	179,423	64,848	-	-	244,271
Obligations assumed on assignment of receivables (Note 14)	24,818	21,517	5,369	3,283	54,987
Suppliers (Note 15 and Note 20.ii.a)	129,825	2,568	-	-	132,393
Payables for purchase of properties and advance from customers (Note 17)	105,823	47,094	100,053	-	252,970
	804,655	277,816	105,422	3,283	1,191,176
Assets
Cash and cash equivalents and short-term investments (Notes 4.1 e 4.2)	394,216	-	-	-	394,216
Trade account receivable (Note 5)	409,212	110,717	9,048	-	528,977
	803,248	110,717	9,048	-	923,193

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.  Financial instruments--Continued

(i)     Risk considerations--Continued

d)    Liquidity risk--Continued

Fair value classification

The Company uses the same classification disclosed in Note 20(i)(d) to the financial statements as of December 31, 2018 to determine and disclose the fair value of financial instruments by valuation technique.

The classification level of fair value for financial instruments measured at fair value through profit or loss of the Company as of September 30, 2019 and December 31, 2018 is as follows:

	Company			Consolidated
	Fair value classification
As of September 30, 2019	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial assets
Short-term investments (Note 4.2)	-	380,147	-	-	381,397	-

	Company			Consolidated
	Fair value classification
Em December 31, 2018	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial assets
Short-term investments (Note 4.2)	-	102,827	-	-	104,856	-

During the period ended 30, 2019, there were no transfers between the Levels 1 and 2 fair value classifications, nor were transfers between Levels 3 and 2 fair value classifications.

 (ii)   Fair value of financial instruments

a)    Fair value measurement

The Company uses the same methods and assumptions disclosed in Note 20(ii)(a) to the financial statements as of December 31, 2018 to estimate the fair value of each financial instrument class for which the estimate of value is practicable.

The most significant carrying values and fair values of financial assets and liabilities as of September 30, 2019 and December 31, 2018, classified into Level 2 of the fair value classification, are as follows:

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.  Financial instruments—Continued

(ii)    Fair value of financial instruments--Continued

a)    Fair value measurement--Continued

	Company
	09/30/2019		12/31/2018
	Carrying value	Fair value	Carrying value	Fair value	Classification

Financial assets
Cash and cash equivalents (Note 4.1)	4,112	4,112	29,180	29,180	(*)
Short-term investments (Note 4.2)	380,147	380,147	102,827	102,827	(*)
Trade accounts receivables (Note 5)	445,078	445,078	546,978	546,978	(**)
Loan receivable (Note 21.1)	32,073	32,073	28,409	28,409	(**)

Financial liabilities
Loans and financing (Note 12)	471,773	502,909	560,598	491,198	(**)
Debentures (Note 13)	244,271	278,727	265,666	302,126	(**)
Forward transactions – Share repurchase program (Note 15)	-	-	38,879	38,879	(**)
Suppliers	115,873	115,873	128,997	128,997	(**)
Obligations assumed on assignment of receivables (Note 14)	43,156	43,156	44,644	44,644	(**)
Payables for purchase of properties and advance from customers (Note 17)	183,092	183,092	234,099	234,099	(**)
Loan payable (Note 21.1)	8,998	8,998	15,451	15,451	(**)

	Consolidated
	09/30/2019		12/31/2018
	Carrying value	Fair value	Carrying value	Fair value	Classification

Financial assets
Cash and cash equivalents (Note 4.1)	12,819	12,819	32,304	32,304	(*)
Short-term investments (Note 4.2)	381,397	381,397	104,856	104,856	(*)
Trade accounts receivable (Note 5)	528,977	528,977	642,009	642,009	(**)
Loan receivable (Note 21.1)	32,073	32,073	28,409	28,409	(**)

Financial liabilities
Loans and financing (Note 12)	506,555	502,909	623,747	555,855	(**)
Debentures (Note 13)	244,271	278,727	265,666	302,126	(**)
Forward transactions – Share repurchase program (Note 15)	-	-	38,879	38,879	(**)
Suppliers	132,393	132,393	134,581	134,581	(**)
Obligations assumed on assignment of receivables (Note 14)	54,987	54,987	57,186	57,186	(**)
Payables for purchase of properties e advance from customers (Note 17)	252,970	252,970	309,431	309,431	(**)
Loan payable (Note 21.1)	8,998	8,998	15,451	15,451	(**)

(*) Fair value through profit or loss

(**) Amortized cost

There was no significant change in relation to the other information disclosed in Note 20(ii)(a) to the financial statements as of December 31, 2018.

(b)    Risk of debt acceleration

As of September 30, 2019, the Company has loans and financing contracts, with restrictive covenants related to cash generation, indebtedness ratios, capitalization, debt coverage, maintenance of shareholding position, and others. The breach of such obligations by the Company may give rise to the acceleration of its debts and/or acceleration of other debts of the Company, including due to the performance of any cross default or cross acceleration clauses, which may negatively impact the profit or loss of the Company and the value of its shares.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.  Financial instruments--Continued

 (iii)  Capital stock management

The explanations related to this note were not subject to material changes in relation to the disclosures in Note 20(iii) to the financial statements as of December 31, 2018.

The Company included in its net debt structure: loans and financing, debentures, less cash and cash equivalents and short-term investments:

	Company		Consolidated
	09/30/2019	12/31/2018	09/30/2019	12/31/2018

Loans and financing (Note 12)	471,773	560,599	506,555	623,747
Debentures (Note 13)	244,271	265,666	244,271	265,666
( - ) Cash and cash equivalents and short-term investments (Note 4.1 and 4.2)	(384,259)	(132,007)	(394,216)	(137,160)
Net debt	331,785	694,258	356,610	752,253
Equity and Advance for future capital increase	780,159	491,317	782,074	493,191

 (iv)  Sensitivity analysis

The sensitivity analysis of financial instruments for the period ended September 30, 2019 describes the risks that may incur material losses on the Company’s profit or loss, as provided for by CVM, through Rule 475/08, in order to show a 10%, 25% and 50% increase/decrease in the risk variable considered.

As of September 30, 2019, the Company has the following financial instruments:

a)   Short-term investments, loans and financing and debentures linked to the Interbank Deposit Certificate (CDI);

b)   Loans and financing linked to the Referential Rate (TR) and CDI, and debentures linked to the CDI and Broad Consumer Price Index (IPCA);

c)   Accounts receivable and payable for purchase of properties, linked to the National Civil Construction Index (INCC) and General Market Price Index (IGP-M).

For the sensitivity analysis in the period ended September 30, 2019, the Company considered the interest rates of investments, loans and accounts receivable, the CDI rate at 6.27%, TR at 0%, INCC at 4.35%, IPCA at 2.89% and IGP-M at 3.38%. The scenarios considered were as follows:

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.  Financial instruments--Continued

(iv)   Sensitivity analysis--Continued

Scenario I - Probable: 10% increase/decrease in the risk variables used for pricing

Scenario II - Possible: 25% increase/decrease in the risk variables used for pricing Scenario III - Remote: 50% increase/decrease in the risk variables used for pricing

The Company shows in the following chart the sensitivity to risks to which the Company is exposed, taking into account that the possible effects would impact the future results, based on the exposures shown as of September 30, 2019. The effects on equity are basically the same of the profit or loss ones.

		Scenario
		I	II	III	III	II	I
Transaction	Risk	Increase 10%	Increase 25%	Increase 50%	Decrease 50%	Decrease 25%	Decrease 10%

Short-term investments	Increase/decrease of CDI	2,108	5,270	10,540	(2,108)	(5,270)	(10,540)
Loans and financing	Increase/decrease of CDI	(1,408)	(3,521)	(7,042)	1,408	3,521	7,042
Debentures	Increase/decrease of CDI	(1,111)	(2,778)	(5,557)	1,111	2,778	5,557

Net effect of CDI change		(411)	(1,029)	(2,059)	411	1,029	2,059

Loans and financing	Increase/decrease of TR	-	-	-	-	-	-

Net effect of TR change		-	-	-	-	-	-

Debentures	Increase/decrease of IPCA	(140)	(349)	(698)	140	349	698

Net effect of IPCA change		(140)	(349)	(698)	140	349	698

Receivables	Increase/decrease of INCC	1,127	2,818	5,636	(1,127)	(2,818)	(5,636)
Payables for purchase of properties	Increase/decrease of INCC	(1,055)	(2,636)	(5,273)	1,055	2,636	5,273

Net effect of INCC change		72	182	363	(72)	(182)	(363)

Receivables	Increase/decrease of IGP-M	846	2,115	4,229	(846)	(2,115)	(4,229)

Net effect of IGP-M change		846	2,115	4,229	(846)	(2,115)	(4,229)

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21.  Related parties

21.1.  Balances with related parties

The transactions between the Company and related companies are made under conditions and prices established between the parties.

	Company		Consolidated
Current account	09/30/2019	12/31/2018	09/30/2019	12/31/2018

Assets
Current account (a):
Total SPEs	354	606	42,382	51,624
Subsidiaries	-	-	34,967	43,004
Jointly-controlled investees	321	573	7,382	8,587
Associates	33	33	33	33
Condominium, consortia (b) and third party’s works (c)	13,146	13,036	13,149	13,036
Loan receivable (d) (Note 20.ii.a)	32,073	28,409	32,073	28,409
Dividends receivable	9,872	12,977	-	-
	55,445	55,028	87,604	93,069

Current	23,372	26,619	55,531	64,660
Non-current	32,073	28,409	32,073	28,409

Liabilities
Current account (a):
Total SPEs	(934,547)	(924,152)	(39,761)	(40,713)
Subsidiaries	(911,796)	(899,219)	(17,728)	(15,780)
Jointly-controlled investees	(20,087)	(16,532)	(19,369)	(16,532)
Associates	(2,664)	(8,401)	(2,664)	(8,401)
Loan payable (d) (Note 20.ii.a)	(8,998)	(15,451)	(8,998)	(15,451)
	(943,545)	(939,603)	(48,759)	(56,164)

Current	(943,545)	(939,603)	(48,759)	(56,164)
Non-current	-	-	-	-

The composition, nature and conditions of the loans receivable and payable thus far by the Company are as shown below. Loans have maturity from July 2019 and are tied to the cash flows of the related ventures.

	Company and Consolidated
	09/30/2019	12/31/2018	Type	Interest rate

Lagunas - Tembok Planej. E Desenv. Imob. Ltda.	6,035	5,486	Construction	12% p.a. + IGPM
Manhattan Residencial I	382	685	Construction	10% p.a. + TR
Target Offices & Mall	25,656	22,238	Construction	12% p.a. + IGPM
Total receivable	32,073	28,409

Dubai Residencial	1,013	4,787	Construction	6% p.a.
Parque Árvores	5,065	7,877	Construction	6% p.a.
Parque Águas	2,920	2,787	Construction	6% p.a.
Total payable	8,998	15,451

In the period ended September 30, 2019 the recognized financial income from interest on loans amounted to R$2,976 (R$3,611 in 2018) in the Company’s and Consolidated statement (Note 24).

The information regarding management transactions and compensation is described in Note 25.

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 21 to the financial statements as of December 31, 2018.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21.  Related parties--Continued

21.2.  Endorsements, guarantees and sureties

The financial transactions of the subsidiaries are guaranteed by the endorsement or surety in proportion to the interest of the Company in the capital stock of such companies, in the amount of R$167,980 as of September 30, 2019 (R$218,344 as of December 31, 2018).

22.  Net operating revenue

Company

Consolidated

09/30/2019

09/30/2018

09/30/2019

09/30/2018

Gross operating revenue

Real estate development, sale, barter transactions and construction services

240,277	726,559	290,417	819,937

(Recognition) Reversal of allowance for expected credit losses and cancelled contracts (Note 5)

17,116	4,120	17,116	4,120

Taxes on sale of real estate and services

(21,728)	(66,551)	(23,241)	(70,999)

Net operating revenue

235,665	664,128	284,292	753,058

23.  Costs and expenses by nature

These are represented by the following:

	Company		Consolidated

09/30/2019

09/30/2018

09/30/2019

09/30/2018

Cost of real estate development and sale:
Construction cost	(106,354)	(275,568)	(128,487)	(284,651)
Land cost	(28,582)	(100,134)	(36,946)	(168,517)
Development cost	(4,260)	(20,129)	(5,627)	(23,863)
Capitalized financial charges (Note 12)	(21,757)	(85,637)	(30,356)	(99,397)
Maintenance/warranty	(1,661)	(14,378)	(1,354)	(14,378)
Total cost of real estate development and sale	(162,614)	(495,846)	(202,770)	(590,806)

Selling expenses:
Product marketing	(3,134)	(31,543)	(3,794)	(34,938)
Brokerage and sale commission	(2,420)	(20,928)	(3,293)	(26,113)
Customer Relationship Management (CRM) and corporate marketing	(3,921)	(10,543)	(4,499)	(11,812)
Other	(110)	(91)	(97)	(179)
Total selling expenses	(9,585)	(63,105)	(11,683)	(73,042)

General and administrative expenses:
Salaries and payroll charges	(10,060)	(21,189)	(12,150)	(26,261)
Employee benefits	(1,166)	(2,295)	(1,409)	(2,880)
Travel and utilities	(114)	(607)	(138)	(762)
Services	(8,393)	(10,038)	(10,138)	(12,599)
Rents and condominium fees	(2,676)	(3,671)	(3,231)	(4,608)
IT	(5,139)	(6,703)	(6,207)	(8,413)
Stock option plan (Note 18.2)	2,698	(1,912)	2,698	(1,912)
Reserve for profit sharing (Note 25.iii)	(500)	(3,795)	(500)	(3,795)
Other	(786)	(496)	(843)	(611)
Total general and administrative expenses	(26,136)	(50,706)	(31,918)	(61,841)

Other income (expenses), net:
Expenses with lawsuits (Note 16)	(45,378)	(44,641)	(45,769)	(44,764)
Other	126	2,036	70	(2,738)
Total other income (expenses), net	(45,252)	(42,605)	(45,699)	(47,502)

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

24.  Financial income (expense)

	Company		Consolidated

09/30/2019

09/30/2018

09/30/2019

09/30/2018

Financial income
Income from short-term investments	7,613	9,530	7,649	9,622
Derivative transactions (Note 20.i.b)	-	763	-	763
Financial income on loans (Note 21.i)	2,976	3,611	2,976	3,611
Other financial income	873	783	1,338	1,215
Total financial income	11,462	14,687	11,963	15,211

Financial expenses
Interest on funding, net of capitalization (Note 12)	(48,428)	(57,318)	(42,976)	(53,376)
Amortization of transaction cost	(2,116)	(3,350)	(2,116)	(3,350)
Banking expenses	(5,871)	(5,098)	(7,212)	(5,690)
Offered discount and other financial expenses	(2,232)	(8,981)	(1,635)	(11,006)
Total financial expenses	(58,647)	(74,747)	(53,939)	(73,422)

25.  Transactions with management and employees

(i)     Management compensation

In the periods ended September 30, 2019 and 2018, the amounts recorded in the line item “General and administrative expenses” related to the compensation of the Company’s Management and Fiscal Council are as follows:

	Management compensation
Period ended September 30, 2019	Board of Directors	Executive Management	Fiscal Council

Number of members	7	3	3
Annual fixed compensation (in R$)
Salary/Fees	745	1,398	93
Direct and indirect benefits	-	4	-
Other (INSS)	173	280	4
Monthly compensation (in R$)	102	187	24
Total compensation	918	1,681	98
Profit sharing (Note 25.iii)	-	-	-
Total compensation and profit sharing	918	1,681	98

	Management compensation
Period ended September 30, 2018	Board of Directors	Executive Management	Fiscal Council

Number of members	7	6	3
Annual fixed compensation (in R$)
Salary/Fees	1,216	3,196	165
Direct and indirect benefits	-	151	-
Other (INSS)	243	639	33
Monthly compensation (in R$)	162	443	22
Total compensation	1,459	3,986	198
Profit sharing (Note 25.iii)	-	-	-
Total compensation and profit sharing	1,459	3,986	198

In the period ended September 30, 2019, there is no amount related to the option grant to the Company’s management members (R$1,555 in 2018).

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

25.  Transactions with management and employees--Continued

(i)     Management compensation--Continued

The maximum aggregate compensation of the Company’s management members for the year 2019 was established at R$7,782 (R$23,599 in 2018), as fixed and variable compensation, as approved at the Annual Shareholders’ Meeting held on April 30,2019.

(ii)    Sales transactions

In the period ended September 30, 2019 and year ended December 31, 2018, no transaction of sale of units to the current Management was carried out.

(iii)   Profit sharing

In the period ended September 30, 2019, the Company recorded an expense for profit sharing amounting to R$500 in the Company’s and Consolidated statements (R$2,504 in 2018) in the account “General and Administrative Expenses" (Note 23).

	Company and Consolidated
	09/30/2019	09/30/2018

Executive officers (Note 25.i)	-	-
Other employees	500	3,795
Total profit sharing	500	3,795

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 25 to the financial statements as of December 31, 2018.

26.  Insurance

The liabilities covered by insurance and the respective amounts as of September 30, 2019 are as follows:

Insurance type	Coverage – R$
Engineering risks and completion bond	760,405
Civil liability (Directors and Officers – D&O)	166,552
926,957

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 26 to the financial statements as of December 31, 2018.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

27.  Earnings and loss per share

The following table shows the calculation of basic and diluted earnings and loss per share. In view of the losses for the periods ended September 30, 2019 and 2018, shares with dilutive potential are not considered, because the impact would be antidilutive.

	09/30/2019	09/30/2018
Basic numerator
Undistributed loss from continued operations	(60,746)	(104,689)
Undistributed profit from discontinued operations	-	-
Undistributed loss, available for holders of common shares	(60,746)	(104,689)

Basic denominator (in thousands of shares)
Weighted average number of shares (Note 18.1)	52,299	41,710

Basic earnings (loss) per share in Reais
From continued operations	(1,162)	(2,510)
From discontinued operations	-	-

Diluted numerator
Undistributed loss from continued operations	(60,746)	(104,689)
Undistributed profit from discontinued operations	-	-
Undistributed loss, available for holders of common shares	(60,746)	(104,689)

Diluted denominator (in thousands of shares)
Weighted average number of shares (Note 18.1)	52,299	41,710
Stock options	447	572
Anti-dilution effect	(447)	(572)
Diluted weighted average number of shares	52,299	41,710

Diluted earnings (loss) per share in Reais
From continued operations	(1,162)	(2,510)
From discontinued operations	-	-

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 27 to the financial statements as of December 31, 2018.

28.  Segment information

The reports used for making decisions are the consolidated quarterly information and no longer the analysis by operating segments. Therefore, in line with CPC 22 – Operating Segments, the Company understands that there is no reportable segment to be disclosed in the periods ended September 30, 2019 and 2018.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

29.  Real estate ventures under construction – information and commitments

In compliance with Circular Letter CVM/SNC/SEP 02/2018, related to the recognition of revenue from contracts for purchase and sale of real estate units not yet completed in Brazilian real estate development companies, the Company reports information on the ventures under construction as of September 30, 2019:

Consolidated
09/30/2019

Unappropriated sales revenue of units sold	478,360
Unappropriated estimated cost of units sold	(296,221)
Unappropriated estimated cost of units in inventory	(207,031)

(i) Unappropriated sales revenue of units sold
Ventures under construction:
(a) Contracted sales revenue	1,334,788
Appropriated sales revenue:
Appropriated sales revenue	900,690
Cancelled contracts – reversed revenue	(44,262)
(b) Net appropriated sales revenue	856,428
Unappropriated sales revenue (a-b) (a)	478,360

(ii) Income from damages for cancelled contracts	1,936

(iii) Unappropriated sales revenue of contracts not eligible to revenue recognition	43,158

(iv) Allowance for cancelled contracts (liabilities)
Adjustments in appropriated revenues	107,351
Adjustments in trade accounts receivable	68,919
Income from damages for cancelled contracts	(15,373)
Liabilities – return due to cancelled contracts	23,059

(v) Unappropriated estimated costs of units sold
Ventures under construction:
(a) Estimated cost of units	(835,459)
Incurred cost of units:
Construction cost	(576,127)
Cancelled contracts –construction costs	36,889
(b) Net incurred cost	(539,238)
Cost to be incurred of units sold (a-b) (b)	(296,221)

(iii) Unappropriated estimated costs of units in inventory
Ventures under construction:
Estimated cost of units	(537,073)
Incurred cost of units (Note 6)	330,342
Unappropriated estimated cost	(207,031)

(a)   The unappropriated sales revenue of units sold are measured by the face value of contracts, plus the contract adjustments and deducted for cancellations, not considering the effects of the levied taxes and adjustment to present value, and do not include ventures that are subject to restriction due to a suspensive clause (legal period of 180 days in which the Company can cancel a development), and therefore is not appropriated to profit or loss.

(b)   The estimated cost of units sold and in inventory to be incurred do not include financial charges, which are appropriated to properties for sale and profit or loss (cost of real estate sold) in proportion to the real estate units sold as they are incurred.

       As of September 30, 2019, the percentage of assets consolidated in the quarterly information related to ventures included in the equity segregation structure of the development stood at 25.8% (25.1% in 2018).

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

30.  Additional information on the Statement of Cash Flows

(i)   Transactions that did not affect Cash and Cash Equivalents

The Company and its subsidiaries performed the following investing and financing activities that did not affect cash and cash equivalents, which were not included in the statements of cash flows:

	Company		Consolidated
	09/30/2019	09/30/2018	09/30/2019	09/30/2018

Capital contribution (reduction)	-	388	-	388
Capitalized financial charges (Note 12)	(17,756)	(11,365)	(25,229)	(27,908)
Barter transaction - Land (Note 17)	(14,021)	8,457	(17,181)	52,058
	(31,777)	(2,520)	(42,410)	24,538

(ii)  Reconciliation of the asset and liability changes with the cash flows from financing activities

		Transactions affecting cash			Transactions not affecting cash
Company	Opening balance 12/31/2018	Funding/ Receipt	Interest payment	Principal payment	Interests and inflation adjustment	Closing balance 09/30/2019

Loans, financing and debentures (Notes 12 and 13)	(826,264)	(25,888)	(14,328)	152,338	(1,902)	(716,044)
Loans (Note 21.1)	™12,958	-	-	(1,545)	11,662	23,075
Paid-in capital (Note 18.1)	(2,521,319)	(132,266)	-	-	-	(2,653,585)
Capital reserve	(250,599)	-	-	-	-	(250,599)
Subscription of common shares (Note 18.1)	-	(206,927)	-	-	-	(206,927)
	(3,585,224)	(365,081)	(14,328)	150,793	9,760	(3,804,080)

		Transactions affecting cash			Transactions not affecting cash
Consolidated	Opening balance 12/31/2018	Funding/ Receipt	Interest payment	Principal payment	Interests and inflation adjustment	Closing balance 09/30/2019

Loans, financing and debentures (Notes 12 and 13)	(889,412)	(33,495)	(12,289)	188,672	(4,302)	(750,826)
Loans (Note 21.1)	12,958	-	-	(1,545)	11,662	23,075
Paid-in capital (Note 18.1)	(2,521,319)	(132,266)	-	-	-	(2,653,585)
Capital reserve	(250,599)	-				(250,599)
Subscription of common shares (Note 18.1)	-	(206,927)	-	-	-	(206,927)
	(3,648,372)	(372,688)	(12,289)	187,127	7,360	(3,838,862)

31.  Events after the reporting period

(i)    Divestments in Alphaville Urbanismo

On October 21, 2019, the Company disclosed a Material Fact whereby it informed about the Contract for Purchase, Sale and Redemption of Shares, Corporate Restructuring and Other Covenants (Contract), entered into with Alphaville Urbanismo S.A. (Alphaville), Private Equity AE Investimentos e Participações S.A. (PEAE) and PEAE affiliated companies, aimed at establishing the terms and conditions under which it is implementing the divestment of Gafisa’s ownership interest in Alphaville. At present, Gafisa holds 21.20% of shares in Alphaville. This reduction in the former interest of 30% is a result of an increase in capital made by PEAE’s affiliated companies. The total amount of the transaction is equivalent to R$100,000, payable by offsetting credits and delivery of assets, which has not been measured at fair value yet. The closing of this transaction is subject to the fulfillment of customary conditions precedent, including a corporate restructuring of certain assets of Alphaville, and obtaining the agreement of third parties and corporate approvals.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

31.  Events after the reporting period--Continued

(ii)   Ratification of capital increase

On October 23, 2019, the Board of Directors ratified the capital increase approved in its meeting held on August 15, 2019, by subscription and payment of 48,968,124 new common shares, of which 45,554,148 are new shares, subscribed and paid-in by the shareholders who exercised their preemptive rights at the price of R$5.58, and 3,413,976 new shares, subscribed and paid-in by the shareholders who subscribed the remaining shares of capital increase at the price of R$5.42, totaling R$254,195 and R$18,504, respectively.

***

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Quarterly information – 09/30/2019

Other information deemed relevant by the Company

1.   SHAREHOLDERS HOLDING MORE THAN 5% OF THE VOTING CAPITAL AND TOTAL NUMBER OF OUTSTANDING SHARES

	09/30/2019
	Common shares

Shareholder	Shares	%

Planner Redwood Asset Management S.A.	19,238,010	27.08%
Wishbone Management, LP	3,629,058	5.11%
River and Mercantille Managemente, LLP	3,582,114	5.05%
Outstanding shares	41,456,093	58.36%
Treasury shares	3,126,601	4.40%

Total shares	71,031,876	100.00%

	09/30/2018
	Common shares

Shareholder	Shares	%

Outstanding shares	22,939,259	51.25%
GWI Asset Management S.A.	14,038,674	31.37%
Wishbone Management, LP	2,354,972	5.26%
River and Mercantille Management, LLP	4,553,345	10.17%
Treasury shares	871,664	1.95%

Total shares	44,757,914	100.00%

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Quarterly information – 09/30/2019

Other information deemed relevant by the Company

2.   SHARES HELD BY PARENT COMPANIES, MANAGEMENT AND BOARD

	09/30/2019
	Common shares

Shareholder	Shares	%

Shareholders holding effective control of the Company	26,449,182	37.24%
Board of Directors	555	0.00%
Executive directors	12,800	0.02%

Executive control, board members, officers and fiscal council	26,462,537	37.25%

Treasury shares	3,126,601	4.40%
Outstanding shares in the market (*)	41,442,738	58.34%

Total shares	71,031,876	100.00%

	09/30/2018
	Common shares

Shareholder	Shares	%

Shareholders holding effective control of the Company	20,946,991	46.80%
Board of Directors	911,000	2.04%
Executive directors	13,153	0.03%

Executive control, board members, officers and fiscal council	21,871,144	48.87%

Treasury shares	871,664	1.95%
Outstanding shares in the market (*)	22,015,106	49.19%

Total shares	44,757,914	100.00%

(*) Excludes shares of effective control, management, board and in treasury.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Quarterly information – 09/30/2019

Other relevant information

3 – COMMITMENT CLAUSE

The Company, its shareholders, directors and board members undertake to settle, through arbitration, any and all disputes or controversies that may arise between them, related to or originating from, particularly, the application, validity, effectiveness, interpretation, breach and the effects thereof, of the provisions of Law No. 6404/76, the Company's By-Laws, the rules determined by the Brazilian Monetary Council (CMN), by the Central Bank of Brazil and by The Brazilian Securities and Exchange Commission (CVM) as well as the other rules that apply to the operations of the capital market in general, in addition to those established in the New Market Listing Regulation, Participation in the New Market Contract and in the Arbitration Regulations of the Chamber of Market Arbitration.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Quarterly information – 09/30/2019

REVIEW REPORT ON INTERIM FINANCIAL INFORMATION (ITR)

To Shareholders and Management of Gafisa S.A.

São Paulo – SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Gafisa S.A. (“Company”), identified as Company and Consolidated, respectively, contained in the Quarterly Information (ITR) for the quarter ended September 30, 2019, which comprises the statement of financial position as of September 30, 2019, and the respective statements of profit or loss, comprehensive income, changes in equity, and cash flows for the quarter then ended, including the explanatory notes.

The Company’s management is responsible for the preparation of the individual interim financial information in accordance with the Accounting Pronouncements Committee (CPC) Technical Pronouncement (CPC) 21 (R1) – Interim Financial Reporting, and of the consolidated interim financial information in accordance with such pronouncement and the International Accounting Standard (IAS) 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), applicable to the real estate development entities in Brazil, registered with the Brazilian Securities and Exchange Commission (CVM), as well as the presentation of such information according to the rules issued by CVM, applicable to the preparation of Quarterly Information (ITR).  Our responsibility is to express a conclusion on such interim financial information based on our review.

Scope of review

We conducted our review according to the Brazilian and international review standards of interim financial information (NBC TR 2410 – Review of Interim Financial Information Performed by the Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively).  A review of interim financial information consists of making inquiries, primarily of the persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit.  Accordingly, we do not express an audit opinion.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Quarterly information – 09/30/2019

Conclusion from the individual interim financial information

Based on our review, we are not aware of any fact that makes us believe that the individual interim financial information included in the Quarterly Information referred to above was not prepared, in all material respects, in accordance with the Technical Pronouncement CPC 21 (R1) – Interim Financial Reporting, applicable to the real estate development entities in Brazil, registered with the Brazilian Securities and Exchange Commission (CVM), as well as the presentation of such information according to the rules issued by CVM, applicable to the preparation of Quarterly Information (ITR.

Conclusion from the consolidated interim financial information

Based on our review, we are not aware of any fact that makes us believe that the consolidated interim financial information included in the Quarterly Information referred to above was not prepared, in all material respects, in accordance with the Technical Pronouncement CPC 21– Interim Financial Reporting (R1) and IAS 34 – Interim Financial Reporting, applicable to the real estate development entities in Brazil, registered with the Brazilian Securities and Exchange Commission (CVM), as well as the presentation of such information according to the rules issued by CVM, applicable to the preparation of Quarterly Information (ITR).

Emphasis of matter

As described in Note 2.1, the individual (Company) interim financial information, contained in the Quarterly Information (ITR), was prepared in accordance with the Technical Pronouncement CPC 21– Interim Financial Reporting (R1), and the consolidated interim financial information, contained in the Quarterly Information (ITR), was prepared in accordance with such pronouncement and the International Accounting Standard (IAS) 34 – Interim Financial Reporting, applicable to the real estate development entities in Brazil, registered with the Brazilian Securities and Exchange Commission (CVM). Accordingly, the determination of the accounting policy adopted by the entity, on recognition of revenue from purchase and sale of real estate unit not completed, on aspects related to transfer of control, follows the Company’s Management understanding of the application of CPC 47, aligned with that issued by CVM in the Circular Letter/CVM/SNC/SEP 02/2018. Our conclusion does not contain exception in relation to this matter.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Quarterly information – 09/30/2019

Other matters

Review of the amounts corresponding to the quarters ended September 30, 2018 and March 31, 2019 and audit of the year ended December 31, 2018

The corresponding amounts related to the individual and consolidated statements of financial position as of September 30, 2018 and March 31, 2019, were reviewed by other independent auditors, who issued reports dated August 9, 2018 and May 14, 2019, respectively, without modification.

The corresponding amounts related to the individual and consolidated statements of financial position as of December 31, 2018, were audited by other independent auditors, who issued a report dated March 28, 2019, without modification.

In view of the adjustments related to the recognition of the allowance for cancelled contracts at the time of the adoption of Circular Letter/CVM/SNC/SEP/ 02/2018, which provides for the recognition of revenue from contracts for purchase and sale of real estate units not yet completed in the Brazilian publicly-held companies of the real estate development sector, adopted by the Company retrospectively, as described in Note 2.2 to the interim financial information, there was modification in certain balances of the individual and consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for the quarter ended September 30, 2018, presented for comparison purposes.

The amounts corresponding to the individual and consolidated Statements of Value Added (DVA) for the quarter ended September 30, 2018, originally prepared before the adjustments described in Note 2.2, were submitted to the same review procedures adopted by those independent auditors, and, based on their review, they had not been aware of any fact that made them believe that the DVA had not been prepared, in all material respects, consistently with the individual and consolidated interim financial information taken as a whole.

As part of our review of the interim financial information for the quarter ended September 30, 2019, we have also reviewed the adjustments described in Note 2.2 to the interim financial information, and we are not aware of any fact that makes us believe that such adjustments have not been appropriately made, in all material respects. We have not been engaged to audit, review, or apply any other procedure on the individual and consolidated interim financial information of Gafisa S.A., contained in the Quarterly Information (ITR), related to the quarter ended September 30, 2018, and, accordingly, we do not express any opinion, or any other assurance about such interim financial information taken as a whole.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Quarterly information – 09/30/2019

Statements of value added

The individual and consolidated quarterly financial information, related to the individual and consolidated statements of value added (DVA), for the quarter ended September 30, 2019, prepared under the responsibility of the Company’s management, and presented as supplementary information for IAS 34 purposes, was submitted to review procedures performed in conjunction with the review of the Quarterly Information (ITR) of the Company. To arrive at a conclusion, we evaluate whether such statements are reconciled with the interim financial information and accounting records, as applicable, and whether their formats and contents are in accordance with the criteria established by the Technical Pronouncement CPC 09 – Statement of Value Added. Based on our review, we are not aware of any fact that makes us believe that they were not prepared, in all material respects, consistently with the individual and consolidated interim financial information taken as a whole.

Rio de Janeiro, November 6, 2019.

Mário Vieira Lopes
Accountant - CRC-RJ-060.611/O-0

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Quarterly information – 09/30/2019

 Reports and statements / Management statement of interim financial information

Management statement of interim financial information

STATEMENT

The management of Gafisa S.A., CNPJ 01.545.826/0001-07, located at Av. Nações Unidas, 8501, 19th floor, Pinheiros, São Paulo, states as per Article 25 of CVM Instruction 480 issued on December 7, 2009 that:

i)    Management has reviewed, discussed and agreed with the auditor’s conclusion expressed on the report on review interim financial Information for the period ended September 30, 2019; and

ii)   Management has reviewed and agreed with the interim information for the period ended September 30, 2019.

São Paulo, November 06, 2019.

GAFISA S.A.

Management

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Quarterly information

September 30, 2019

Reports and Statements / Management statement on the report on review of interim financial information

Management Statement on the Review Report

STATEMENT

The management of Gafisa S.A., CNPJ 01.545.826/0001-07, located at Av. Nações Unidas, 8501, 19th floor, Pinheiros, São Paulo, states as per Article 25 of CVM Instruction 480 issued in December 7, 2009 that:

i)    Management has reviewed, discussed and agreed with the auditor’s conclusion expressed on the report on review interim financial Information for the period ended September 30, 2019; and

ii)   Management has reviewed and agreed with the interim information for the period ended September 30, 2019.

São Paulo, November 06, 2019.

GAFISA S.A.

Management

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 19, 2019

Gafisa S.A.

By:	/s/ André Luis Ackermann
Name: André Luis Ackermann Title: Chief Financial Officer